Exhibit 99.1

Notice of Annual Meeting of Shareholders of TransCanada Corporation

to be held April 29, 2011

and Management Proxy Circular

dated February 14, 2011

TransCanada
In business to deliver

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	2

NOTICE OF ANNUAL MEETING	4

GENERAL AND VOTING INFORMATION	5

Voting Matters	5

Voting By Proxy	6

BUSINESS TO BE TRANSACTED AT THE MEETING	8

Financial Statements	8

Election of Directors	8

Appointment of Auditors	9

Advisory Vote on Executive Compensation	9

Shareholder Proposals	9

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	10

Interlocking Directorships	17

Overall Meeting Attendance	17

Director Tenure	17

2010 Director Education	18

Director Skills and Succession Planning	18

COMPENSATION OF DIRECTORS	20

Retainers and Fees Paid to Directors	20

Minimum Share Ownership Guidelines	21

Share Unit Plan for Non-Employee Directors	21

2010 Retainers and Fees	22

Director Compensation Table	23

At-Risk Investment and Year Over Year Changes	24

BOARD COMMITTEES AND THEIR CHARTERS	26

Chair’s Participation in Committees	26

Audit Committee	26

Governance Committee	27

Health, Safety and Environment Committee	28

Human Resources Committee	28

COMPENSATION DISCUSSION AND ANALYSIS	29

Introduction	29

Change to Executive Compensation Program	30

Summary for 2010	30

Compensation Philosophy	32

Elements of Compensation	34

Compensation Decision-Making Process	39

Compensation Decisions Made in 2011	44

Performance Graph	55

EXECUTIVE COMPENSATION TABLES	56

Summary Compensation Table	56

Incentive Plan Awards – Outstanding Option-Based and Share-Based Awards	59

Incentive Plan Awards – Value Vested During the Year	60

Equity Compensation Plan Information	63

Pension and Retirement Benefits	65

Termination and Change of Control Benefits	68

OTHER INFORMATION	74

Indebtedness of Directors and Executive Officers	74

Directors’ and Officers’ Liability Insurance	74

Additional Information	74

Contacting the Board of Directors	75

Directors’ Approval	75

SCHEDULE “A”	76

Advisory Vote on Executive Compensation Resolution	76

SCHEDULE “B”	77

Disclosure of Corporate Governance Practices	77

SCHEDULE “C”	83

Charter of the Board of Directors	83

LETTER TO SHAREHOLDERS

February 14, 2011

Dear Shareholder:

You are invited to attend the Annual Meeting of the holders of common shares of TransCanada Corporation to be held at the BMO Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in the Palomino Room A-E, on April 29, 2011 at 10:00 a.m. (Mountain Daylight Time).

The Management Proxy Circular contains a detailed description of the regular annual meeting business matters on which you will be requested to vote. This material requires your careful consideration. Please see the Notice below in respect of the 2010 Annual Report. The full text of the 2010 Annual Report is available on our corporate website at www.transcanada.com.

Your participation as a shareholder is important to our Corporation. Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual Meeting on our website at www.transcanada.com. A recorded version of the meeting will be available on the website after the meeting.

Yours very truly,

Russell K. Girling

President and Chief Executive Officer

NOTICE

In March 2010, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2010 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2010 Annual Report, when it became available in March 2011. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since February 25, 2010 you may not receive the 2010 Annual Report.

The 2010 Annual Report is available on our website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2010 Annual Report may obtain one free of charge by contacting TransCanada’s transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Telephone:

1-800-340-5024 (toll-free within North America)
514-982-7959 (outside North America)

E-mail:
transcanada@computershare.com

TransCanada Corporation 2011 Management Proxy Circular	2

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3	TransCanada Corporation 2011 Management Proxy Circular

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of common shares (the “common shares”) of TransCanada Corporation (“TransCanada”) will be held at the BMO Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in the Palomino Rooms A-E, on April 29, 2011, at 10:00 a.m. (Mountain Daylight Time).

Holders of common shares are invited to attend the Meeting for the following purposes:

(1)                   to receive the consolidated financial statements for the year ended December 31, 2010 and the auditors’ report thereon;

(2)                   to elect the directors;

(3)                   to appoint the auditors and authorize the directors to fix their remuneration;

(4)                   to accept, on an advisory basis, TransCanada’s approach to executive compensation, as described in the enclosed Management Proxy Circular; and

(5)                   to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 1, 2011 will be entitled to vote at the Meeting.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 26, 2011 by TransCanada’s transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 26, 2011.

By Order of the Board of Directors,

Donald J. DeGrandis

Vice President and Corporate Secretary

Calgary, Alberta

February 14, 2011

TransCanada Corporation 2011 Management Proxy Circular	4

GENERAL AND VOTING INFORMATION

This Management Proxy Circular (“Proxy Circular”) is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation (“TransCanada” or the “Company”) to be used at the Annual Meeting (the “Meeting”) of holders of common shares (the “common shares”) of the Company to be held in Calgary, Alberta on April 29, 2011 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual Meeting (the “Notice of Meeting”).

Mailing of this Proxy Circular and the form of proxy will commence on March 16, 2011. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees.

TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Proxy Circular is given as of February 14, 2011 and all dollar amounts are in Canadian dollars.

For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting in English and French. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada’s website at www.transcanada.com and will be provided in a news release prior to the Meeting.

TransCanada’s principal corporate and executive offices are located at 450 First Street S.W., Calgary, Alberta, T2P 5H1.

VOTING MATTERS

At the Meeting, shareholders will vote on: the election of directors; the appointment of auditors; and, on an advisory basis, TransCanada’s approach to executive compensation.

Record Date for Notice of Meeting and Provisions Relating to Voting

The Board of Directors of TransCanada (the “Board” or the “Board of Directors”) has fixed March 1, 2011 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada (“Computershare”), Suite 600, 530 – Eighth Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

As of February 14, 2011, there are 699,218,371 common shares of TransCanada outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting.  A simple majority of votes (50% plus one vote) is required to approve all matters set forth in the Notice of Meeting.  In addition to TransCanada’s outstanding common shares, there are 22,000,000 first preferred shares, series 1, 14,000,000 first preferred shares, series 3, and 14,000,000 first preferred shares, series 5 of TransCanada outstanding as at February 14, 2011.  The first preferred shares, series 1, series 3 and series 5 do not have the right to vote at the Meeting.

To the knowledge of the directors and officers of TransCanada, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

5	TransCanada Corporation 2011 Management Proxy Circular

Confidentiality of Votes

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING BY PROXY

Registered Owners

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the form in the envelope provided to Computershare, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 26, 2011. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 26, 2011.  If you vote by proxy, by telephone or on the internet, you may still attend the Meeting but may not vote again.

Beneficial Owners

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form.  You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, you can call Broadridge’s toll-free telephone number or access Broadridge’s internet website to vote your common shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote common shares directly at the Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

TransCanada Corporation 2011 Management Proxy Circular	6

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares.  You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder.  If you are a registered shareholder, simply insert the person’s name in the blank space provided on the proxy form, or if you are a beneficial holder, then insert the name of your proxyholder on the voting instruction form.  You should ensure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares.  If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Russell K. Girling or Donald J. DeGrandis, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director and you may vote FOR or AGAINST the acceptance of TransCanada’s approach to executive compensation.  Alternatively, you can let your proxyholder decide for you.

All common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or voting instruction forms.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)                     FOR the election of the persons nominated for election as directors;

(ii)                 FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration; and

(iii)             FOR the acceptance of TransCanada’s approach to executive compensation.

Your proxyholder also has discretionary authority to vote on any amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting or any adjourned meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 First Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, being Friday, April 29, 2011, or any adjournment thereof, or in any other manner permitted by law.

If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Tuesday, April 26, 2011. A later vote cast will supersede any prior vote cast.

7	TransCanada Corporation 2011 Management Proxy Circular

BUSINESS TO BE TRANSACTED AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of TransCanada for the year ended December 31, 2010 and the report of the auditors thereon will be placed before the Meeting.  These audited consolidated financial statements form part of the 2010 Annual Report of TransCanada. Copies of the 2010 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting.  The full text of the 2010 Annual Report is available on TransCanada’s website at www.transcanada.com.

ELECTION OF DIRECTORS

TransCanada’s articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13.  Mr. K.L. Hawkins will retire effective April 29, 2011.

The Board has set the number of directors to be elected at the Meeting at 12. The nominees for election as directors of TransCanada are:

K.E. Benson	P. Gauthier	J.A. MacNaughton

D.H. Burney	R. K. Girling	D.P. O’Brien

W.K. Dobson	S.B. Jackson	W.T. Stephens

E.L. Draper	P.L. Joskow	D.M.G. Stewart

The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Mr. Girling, because of his role as President and Chief Executive Officer (“CEO”) of TransCanada, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and applicable stock exchange rules and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited (“TCPL”).

The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

More information on each of the 12 proposed nominees for election as director is set forth under the heading “Nominees for Election to the Board of Directors”.  This section sets forth whether or not the nominee is independent of TransCanada; age; place of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography, including principal occupations held in the past five years; education; the committees on which each of the directors serve including their attendance at Board and committee meetings; the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement whereby TCPL became a wholly-owned subsidiary of TransCanada; a listing of other public board directorships that the nominees for election as director serve as director and any related committees; and the total value of equity at-risk held by each nominee.

TransCanada Corporation 2011 Management Proxy Circular	8

APPOINTMENT OF AUDITORS

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.  Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish, and will respond to appropriate questions.  The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2010 and 2009 fiscal years are shown in the table below.

	2010	2009
	(in millions of dollars)
Audit Fees(1)	6.5	7.2
Audit-Related Fees(2)	0.2	0.2
Tax Fees(3)	1.0	1.1
All Other Fees(4)	0.2	0.4

TOTAL	7.9	8.9

(1)             Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

(2)             Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain Company pension plans.

(3)             Aggregate fees rendered for tax planning and tax compliance advice. The nature of these services consisted of domestic and international tax planning advice and tax compliance matters including the review of income tax returns and other tax filings.

(4)             Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services primarily consisted of advice and training primarily related to International Financial Reporting Standards.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In order to ensure an appropriate level of director accountability to the shareholders of the Company for their executive compensation decisions, the Board of Directors has determined that a shareholder advisory vote on executive compensation, commonly known as “Say on Pay”, is beneficial and will be held again this year.  The first such vote was held at the annual and special meeting of shareholders in 2010.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, on an advisory basis, a resolution, the text of which is set out in Schedule “A” of this Proxy Circular, to accept TransCanada’s approach to executive compensation as set forth in the section entitled “Compensation Discussion and Analysis” in this Proxy Circular (the “Advisory Vote on Executive Compensation Resolution”).

The Board of Directors unanimously recommends that shareholders vote FOR the Advisory Vote on Executive Compensation Resolution.

As the vote will be an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will take the result of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions.  The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

SHAREHOLDER PROPOSALS

There were no Shareholder proposals received in relation to the Meeting.

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2012 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on December 24, 2011.

9	TransCanada Corporation 2011 Management Proxy Circular

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Kevin E. Benson	Independent
Age: 63	DeWinton, Alberta, CANADA(1)	Director since: 2005

Mr. Benson is a Corporate Director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002.

Mr. Benson is currently a director of the Calgary Airport Authority.  He holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,777,410	Board of Directors	7/8 (88%)
Audit Committee (Chair)	5/6 (83%)
Governance Committee	2/3 (67%)
Other Public Board Directorships	Other Public Board Committee Memberships
Emergency Medical Services Corporation (New York Stock Exchange (“NYSE”))	Audit; Compensation; Governance

Derek H. Burney, O.C.	Independent
Age: 71	Ottawa, Ontario, CANADA(1)	Director since: 2005

Mr. Burney is a senior strategic advisor at Ogilvy Renault LLP (law firm) and was Chair of Canwest Global Communications Corp until October 27, 2010.(4)  He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada’s Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993.  He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University and a Senior Research Fellow at the Canadian Defence and Foreign Affairs Institute.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen’s University, Wilfrid Laurier University, Carleton University and University of Windsor. He holds an Honours Bachelor of Arts and Master of Arts from Queen’s University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,354,090	Board of Directors	7/8 (88%)
Audit Committee	6/6 (100%)
Governance Committee	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Garda World Consulting and Investigation / Global Risks Group (TSX)(5)	International Advisory Board (Chair, not a director)

TransCanada Corporation 2011 Management Proxy Circular	10

Wendy K. Dobson	Independent
Age: 69	Uxbridge, Ontario, CANADA(1)	Director since: 1992

Dr. Dobson is a Professor at the Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993.  She was the Vice-Chair of the Canadian Public Accountability Board until February 2010 and chaired the Audit Committee from 2003 to 2009.  She served as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989.  She served as President of the C.D. Howe Institute from 1981 to 1987 and is currently a Research Fellow.  She is a member of the Advisory Committees of the Peterson Institute of International Economics and the Canada Institute at the Woodrow Wilson International Centre, both located in Washington D.C., and chairs the Pacific Trade and Development Research Network.

Dr. Dobson has a Bachelor degree from the University of British Columbia, two Masters degrees from Harvard University and a Ph.D. in Economics from Princeton University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,935,834	Board of Directors	8/8 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
The Toronto-Dominion Bank (TSX, NYSE, Tokyo)	Risk

E. Linn Draper	Independent
Age: 69	Lampasas, Texas, U.S.A(1)	Director since: 2005

Dr. Draper is a Corporate Director. He retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. He previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,320,287	Board of Directors	8/8 (100%)
Health, Safety and Environment Committee (Chair)	3/3 (100%)
Audit Committee	6/6 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Alliance Data Systems Corporation (NYSE)	Compensation (Chair)
Alpha Natural Resources, Inc. (NYSE)	Compensation (Chair) Safety, Health, Environment and Sustainability
NorthWestern Corporation(6) (Non-Executive Chair) (NYSE)	-
Temple-Inland Inc. (Lead Director) (NYSE)	Compensation (Chair)

11	TransCanada Corporation 2011 Management Proxy Circular

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	Independent
Age: 67	Québec, Québec, CANADA(1)	Director since: 2002

Ms. Gauthier is a Senior Partner at Stein Monast LLP (law firm).  In addition to public board directorships, Ms. Gauthier is also a director of RBC Dexia Investor Services Trust and of Care Canada.  She has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University.  Ms. Gauthier was named an Officer of the Order of Canada in 1991.

Ms. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,597,851	Board of Directors	8/8 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Metro Inc. (TSX)	Corporate Governance and Nominating; Human Resources
Royal Bank of Canada (TSX, NYSE)	Corporate Governance and Public Policy; Human Resources

Russell K. Girling	Non-Independent(7)
Age: 48	Calgary, Alberta, CANADA(1)	Director since: 2010

Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010.  Prior to his appointment as President and Chief Executive Officer, Mr. Girling held the positions of Chief Operating Officer since July 17, 2009 and President, Pipelines from June 1, 2006 until June 30, 2010.  Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999.  Mr. Girling has held various other leadership positions since joining TransCanada in 1994.  Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum.

Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010(8)

Mr. Girling held 54,747 common shares of TransCanada as of December 31, 2010.  For information relating to the TransCanada securities held by Mr. Girling, see the disclosure under the section “Executive Compensation Tables”.

Board of Directors	4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Agrium Inc. (TSX, NYSE)	Audit
Human Resources

TransCanada Corporation 2011 Management Proxy Circular	12

S. Barry Jackson	Independent
Age: 58	Calgary, Alberta, CANADA(1)	Director since: 2002

Mr. Jackson is a Corporate Director.  He was a director of Cordero Energy from 2005 to 2008.  He was also a director of ENMAX Corporation from 1999 to 2002 and Gulf Canada Resources Ltd. from 2000 to 2001.  He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005.  Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974.  He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$3,886,112	Board of Directors (Chair)	8/8 (100%)
Governance Committee(9)	3/3 (100%)
Human Resources Committee(9)	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Nexen Inc. (TSX, NYSE)	Finance; Compensation and Human Resources; Corporate Governance and Nominations Committee (Chair); Reserves Review
WestJet Airlines Ltd. (TSX)	Compensation

Paul L. Joskow	Independent
Age: 63	New York, New York, U.S.A(1)	Director since: 2004

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation.  He is also Professor of Economics, Emeritus, at the Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972.  Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and the University of Paris in addition to MIT. Dr. Joskow was a Director of the New England Electric System from 1987 until 2000, a Director of National Grid plc from April 2000 to July 31, 2007, a Director of State Farm Indemnity Company from 1991 to 2002 and became a Director of Exelon Corporation in July 2007. He was the President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He is currently on the Board of Overseers of the Boston Symphony Orchestra and is a trustee of Yale University.

Dr. Joskow has a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,058,415	Board of Directors	8/8 (100%)
Audit Committee	6/6 (100%)
Governance Committee	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Exelon Corporation (NYSE)	Audit; Energy Delivery Oversight; Risk Oversight
Putnam Mutual Funds (Trustee)	Brokerage (Chair); Contract; Investment Oversight

13  TransCanada Corporation 2011 Management Proxy Circular

John A. MacNaughton, C.M.	Independent
Age: 65	Toronto, Ontario, CANADA(1)	Director since: 2006

Mr. MacNaughton is a Corporate Director. He is the Chairman of the Business Development Bank of Canada.  He served as a Director of Nortel Networks Corporation(10) (technology) from 2005 to September 2010, and as Chairman of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) (stock exchange) from 2006 to July 2010. Mr. MacNaughton is the Chair of the Independent Nominating Committee for the Canada Employment Insurance Financing Board.  He served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 to 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. Mr. MacNaughton is Vice-Chairman of the University Health Network (academic health science centre) and a member of the Prime Minister’s Advisory Committee on the Public Service. He is a Member of the Order of Canada and a recipient of the Institute Certified Director Designation (ICD.D) from the Institute of Corporate Directors.

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$2,901,161	Board of Directors	7/8 (88%)
Audit Committee	6/6 (100%)
Governance Committee (Chair)	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
-	-

David P. O’Brien, O.C.	Independent
Age: 69	Calgary, Alberta, CANADA(1)	Director since: 2001

Mr. O’Brien is a Corporate Director. In addition to the public board directorships listed below, Mr. O’Brien is a Member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada.  Mr. O’Brien was a director of Air Canada in April 2003 and resigned in November 2003.(11)  Mr. O’Brien was named a Companion of the Order of the Business Hall of Fame in 2004 and he was named an Officer of the Order of Canada in 2008.

Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honorary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal University, an Honorary Doctorate of Civil Law from Bishops University and an Honourary Doctorate of Laws from the University of Calgary.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$3,602,386	Board of Directors	8/8 (100%)
Governance Committee	3/3 (100%)
Human Resources Committee	3/4 (75%)
Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chair) (TSX, NYSE)	Nominating and Corporate Governance (Chair); Ex-Officio member of all other committees
Enerplus Corporation (TSX, NYSE)	Corporate Governance and Nominating
Molson Coors Brewing Company (TSX, NYSE)	Audit; Finance
Royal Bank of Canada (Chair) (TSX, NYSE)	Corporate Governance and Public Policy (Chair); Human Resources

TransCanada Corporation 2011 Management Proxy Circular  14

W. Thomas Stephens	Independent
Age: 68	Greenwood Village, Colorado, U.S.A.(1)	Director since: 2007(12)

Mr. Stephens is a Corporate Director.  He was the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008 and served as a Director of Boise Inc. from 2008 to April 2010. He served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Masters of Science in Industrial Engineering from the University of Arkansas.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$493,269	Board of Directors	8/8 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee (Chair)	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Putnam Mutual Funds (Trustee)	Contract

D. Michael G. Stewart	Independent
Age: 59	Calgary, Alberta, CANADA(1)	Director since: 2006

Mr. Stewart is a Corporate Director. He was a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010;  Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006 and a director of Creststreet Power & Income General Partner Limited, the general partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) including Executive Vice-President, Business Development.  He has been active in the Canadian energy industry for over 37 years.  He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen’s University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2010
$1,015,539	Board of Directors	8/8 (100%)
Audit Committee	6/6 (100%)
Governance Committee	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
C&C Energia Ltd. (TSX)	Audit (Chair); Corporate Governance (Chair); Compensation
Canadian Energy Services & Technology Corp. (TSX)(13)	Audit (Chair)
Pengrowth Energy Corporation(14) (TSX, NYSE)	Compensation (Chair); Reserves, Operations; Environmental, Health and Safety

15  TransCanada Corporation 2011 Management Proxy Circular

(1)                  Messrs. Draper, Joskow and Stephens are U.S. residents while all other nominees are Canadian residents.

(2)                  Indicates the total market value of common shares and deferred share units held by a director based on a share price of $37.81 on February 14, 2011. See table “At-Risk Investment and Year Over Year Changes” for more information.

(3)                  In addition to the Board and committee meetings, there were two strategic issues sessions and one full day strategic planning session held in 2010.

(4)                  Canwest Global Communications Corp. (“Canwest”) voluntarily entered into, and successfully obtained an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) on October 6, 2009. Although no cease trade orders were issued, following the filing Canwest shares were de-listed by the TSX and traded on the TSX Venture Exchange. Canwest emerged from CCAA protection and its newspaper business was acquired by Postmedia Network on July 13, 2010 and its broadcast media business was acquired by Shaw Communications Inc. on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

(5)                  In 2008, Mr. Burney became Chairman of the International Advisory Board for Garda World Consulting & Investigation / Global Risks Group, a division of Garda World Security Corporation.

(6)                  NorthWestern Corporation, doing business as NorthWestern Energy.

(7)                  As the President and Chief Executive Officer of TransCanada, Mr. Girling is not considered independent.

(8)                  Mr. Girling, as an officer of TransCanada and a non-independent Director, is not a member of any Board committees, but is invited to attend committee meetings, as required. Mr. Girling was appointed President and CEO as of July 1, 2010. Only meetings that occurred after his appointment are used in calculating Mr. Girling’s attendance.

(9)                  Mr. Jackson is a voting member of the Human Resources Committee and the Governance Committee but is not a member of the Audit Committee and the Health, Safety and Environment Committee. This is due to the Board adopting the practice of holding simultaneous meetings of certain committees in order to allow more time to be available for each committee to focus on its respective responsibilities.

(10)            Nortel Networks Limited is the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as “Nortel”). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (“OSC”) and other provincial securities regulators. The cease trade order related to a delay in filing certain of Nortel’s 2005 financial statements. The order was revoked by the OSC on June 8, 2006 and by the other provincial securities regulators very shortly thereafter. On January 14, 2009, Nortel, and certain of Nortel’s other Canadian subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada).

(11)            Air Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States in April 2003. Mr. O’Brien resigned as a director of Air Canada on November 26, 2003.

(12)            Mr. Stephens previously served on the Board from 2000 to 2005.

(13)            Previously Canadian Energy Services LP (Director of Canadian Energy Services Inc., the GP) (TSX).

(14)            Previously Pengrowth Corporation (the administrator of Pengrowth Energy Trust (TSX, NYSE)).

TransCanada Corporation 2011 Management Proxy Circular  16

INTERLOCKING DIRECTORSHIPS

Two of the nominees for election as director, Ms. Gauthier and Mr. O’Brien, serve together as directors on the board of the Royal Bank of Canada and as committee members on its Corporate Governance and Public Policy Committee.  Mr. Stephens and Mr. Joskow who are also nominees for election as director both serve as trustees of Putnam Mutual Funds.  The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of the Board of Directors.

OVERALL MEETING ATTENDANCE

Attendance at the Board and Committee meetings for each director in 2010 is set forth above in the individual director’s biography.  The table below indicates overall meeting attendance by directors in 2010.  Of the three absences from Board meetings, two were health-related.

DIRECTOR TENURE

The following table indicates the number of years the nominees for election as director have dedicated to the Corporation’s Board.

17  TransCanada Corporation 2011 Management Proxy Circular

2010 DIRECTOR EDUCATION

The table below sets forth the continuing education sessions provided by TransCanada and attended by directors in 2010.

2010	Topic	Presented/hosted by	Attended by
February 22, 2010	Strategic Issues Session – Crude Oil Business Strategy and Pipeline Opportunity Assessment; Public Support and Market Access for Oil Sands Production	Management	All Directors
June 14 - 15, 2010	Strategic Planning Session – Gas Pipeline Business Strategic Outlook (Canada, US); Power Business Strategic Outlook; Outlook for 2013 and Beyond	Management	All Directors

September 14, 2010	Keystone Site Visit	Don Wishart, Executive Vice-President, Operations & Major Projects, and Management	K.E. Benson W.K. Dobson P. Gauthier S.B. Jackson P.L. Joskow W.T. Stephens D.M.G. Stewart

October 7 - 8, 2010	Fort McMurray / Mackay River Site Visit	Don Wishart, Executive Vice-President, Operations & Major Projects, and Management	W.K. Dobson E.L. Draper P. Gauthier K.L. Hawkins W.T. Stephens

November 1, 2010	Portlands Energy Centre Site Visit	Don Wishart, Executive Vice-President, Operations & Major Projects, and Management	D.H. Burney W.K. Dobson E.L. Draper P. Gauthier K.L. Hawkins W.T. Stephens D.M.G. Stewart

December 1, 2010	Strategic Issues Session — Projects Competitive Advantage; North American Natural Gas Supply and Network Outlook	Management	All Directors

DIRECTOR SKILLS AND SUCCESSION PLANNING

The Governance Committee regularly assesses the skill set of current Board members against a list of potentially desirable skills and experience to be sought when recruiting new directors to the Board.  The Governance Committee periodically reviews the director retirement schedule based on the mandatory retirement age of 70 (unless a director attains the age of 70 before serving a full seven consecutive years on the Board in which case he may stand for re-election), and considers this along with a director skills matrix and the structure of committees of the Board.  The Governance Committee is currently engaged in considering the skills and expertise of Board and committee members that will be retiring in the coming years, and reviewing its priorities for potential candidates for Board membership to replace retiring members.  The chart below lists the likely retirement dates of the current directors, the committees on which they serve, and their particular areas of expertise.  This information, among other things, is considered by the Governance Committee in its succession planning discussions.

For additional information regarding director succession planning, please refer to the Disclosure of Corporate Governance Practices attached hereto at Schedule “B”, under the heading “Director Succession Planning and Nomination”.

TransCanada Corporation 2011 Management Proxy Circular   18

RETIRMENT YEAR	DIRECTOR	COMMITTEES ON WHICH DIRECTOR SERVES	EDUCATION	SKILLS AND EXPERIENCE

2011	K.L. Hawkins	Human Resources Health, Safety & Environment	Business Economics	Operations & Health, Safety & Environment (“HSE”) Organization & Leadership Business Economics/Accounting Marketing Agriculture
2011-2012	D.H. Burney	Audit Governance	M.A. Political Science B.A. Political Science	Government/ Regulatory/Law Power/Utilities Civil Aviation and Defence Telecommunications
	E.L. Draper	Audit Health, Safety & Environment (Chair)	Ph.D. Nuclear Science B.Sc. Chemical Engineering	Operations & HSE Organization & Leadership Power/Utilities Engineering
2012	D.P. O’Brien	Governance Human Resources	LL.B. B.A. Economics	Operations & HSE Organization & Leadership Law & Governance Oil & Gas Utilities/Transportation
	W.K. Dobson	Human Resources Health, Safety & Environment	Ph.D. Economics Masters in Public Administration S.M. Hyg., BSN	Audit, Finance & Accounting Government & Governance International Economics
2013	W.T. Stephens	Human Resources (Chair) Health, Safety & Environment	M.Sc. Industrial Engineering	Operations & HSE Organization & Leadership Engineering Forestry Building & Commercial Products
2014	P. Gauthier	Health, Safety & Environment Human Resources	LL.M. LL.B. B.A.	Law & Governance Government & Regulatory
2015	J.A. MacNaughton	Governance (Chair) Audit	B.A. Economics	Accounting & Finance Organization & Leadership Investment Banking Investment Management
2017	K.E. Benson	Audit (Chair) Governance	B.A. Accounting	Accounting & Finance Transportation Organization & Leadership Economics
2018	P.L. Joskow	Audit Governance	Ph.D. Economics M.A. Economics B.A. Economics	Economics Accounting & Finance Government & Regulatory Law & Governance Power/Utilities
2022	D.M.G. Stewart	Audit Governance	B.Sc. Geological Sciences	Operations & HSE Oil & Gas/Utilities/Transportation Geology
2023	S.B. Jackson	Board Chair Governance Human Resources	B.Sc. Engineering	Operations & HSE Organization & Leadership Oil & Gas/Utilities/Transportation Engineering

19   TransCanada Corporation 2011 Management Proxy Circular

COMPENSATION OF DIRECTORS

TransCanada’s directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL.  Since TransCanada does not hold any assets directly, other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all directors’ costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the boards and committees of TransCanada and TCPL run concurrently.

TransCanada’s director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis placed on shareholder value by linking a significant portion of directors’ compensation to the value of common shares.  As a result, directors’ compensation consists of annual retainers and meeting fees paid in cash and in equity-based compensation known as deferred share units (“DSUs”).

The Governance Committee assesses the market competitiveness of TransCanada’s director compensation on an annual basis against publicly traded autonomous Canadian companies in the Comparator Group (as defined under the heading “Compensation Discussion and Analysis”) and a general industry sample of Canadian companies, using an analysis provided by an outside consultant.  Its goal is to provide total compensation to directors that is generally targeted at the median of TransCanada’s peers in both level and form in order to attract and retain qualified individuals.  This goal is reflected in the current compensation paid to directors.  The compensation philosophy for directors’ compensation is different than that for the executive officers discussed under the heading “Compensation Discussion and Analysis” in that it is not directly based on the performance of the Company.

RETAINERS AND FEES PAID TO DIRECTORS

Annual Board and committee retainers are paid to each director who is not an employee of TransCanada in quarterly installments, in arrears, and are pro-rated from the date of the director’s appointment to the Board and the relevant committees.  Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings.  TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.  The retainers and fees paid to non-employee directors in 2010 are set forth in the following table.  Directors who are U.S. residents are paid the same amounts as outlined below in U.S. dollars.  There were no changes to directors’ fees in 2010.

Board Chair retainer	$360,000 per annum ($180,000 in cash + $180,000 value of DSUs)(1)(2)
Board Chair meeting fee	$3,000 per Chaired Board meeting(1)
Board retainer	$142,000 per annum ($70,000 cash + $72,000 value of DSUs)(2)
Committee retainer	$4,500 per annum
Committee Chair retainer	$5,500 per annum
Board and Committee meeting fee	$1,500 per meeting
Committee Chair meeting fee	$1,500 per meeting

(1)          The Chair is paid only the Board Chair retainer fee, the Board Chair meeting fee and the travel fee.  The Chair does not receive any other retainers or meeting fees.

(2)          The $180,000 portion of the Board Chair retainer paid in DSUs is equal to an aggregate of 4,836 DSUs and the $72,000 portion of the Board retainer paid in DSUs is equal to an aggregate of 1,934 DSUs for each Canadian director, and 1,984 DSUs for each U.S. director.  DSUs were granted quarterly, in arrears, based on the closing price of the common shares of TransCanada at the end of each quarter in 2010 of $37.22, $35.61, $38.17 and $37.99, respectively.  Refer to footnote (5) to the table entitled “2010 Retainers and Fees” below for additional information on compensation of U.S. directors.

Directors are entitled to direct all or a portion of their cash retainers, meeting fees and travel fees to be paid in DSUs.  In 2010, Mr. Benson, Mr. Burney, Dr. Draper, Mr. Hawkins and Mr. MacNaughton directed all of their retainers, meeting fees and travel fees to be paid in DSUs.  Ms. Gauthier directed her committee retainers, committee meeting fees and travel fees to be paid in DSUs.  Mr. O’Brien directed his Board retainers to be paid in DSUs.  Mr. Stephens directed 20% of his retainers, meeting fees, and travel fees to be paid in DSUs.  In addition, Mr. Jackson directed the cash portion of his Chair retainer as well as his Board Chair meeting fee and travel fees to be paid in DSUs. Dr. Dobson, Mr. Joskow and Mr. Stewart elected to receive the cash portion of their retainers, meeting fees and travel fees in cash.  For further information on the plan for DSUs, see the description under the heading “Share Unit Plan for Non-Employee Directors” below.

TransCanada Corporation 2011 Management Proxy Circular   20

MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director (other than Mr. Girling who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director’s annual cash portion of their Board retainer. Directors have a maximum of five years to reach this level of ownership.  The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by directing all or a portion of their retainer fees, attendance fees and travel fees into DSUs as described under the heading “Share Unit Plan for Non-Employee Directors” below.  Should a director’s shareholdings fall below the minimum threshold at any time after having met such threshold due to subsequent share price fluctuations, the director is expected to ensure he or she re-attains the minimum threshold within a reasonable amount of time as determined and reviewed by the Governance Committee.

As of February 14, 2011, all of the directors have achieved the minimum share ownership requirement.

SHARE UNIT PLAN FOR NON-EMPLOYEE DIRECTORS

The Share Unit Plan for Non-Employee Directors (the “DSU Plan”) was established in 1998.  Pursuant to the DSU Plan, Board members are permitted to elect to receive in DSUs any portion of their retainers and meeting fees (including travel fees) regularly paid in cash.  The DSU Plan also allows the Governance Committee in its discretion, to grant units as additional compensation for directors.

Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units.  The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share.  DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem DSUs for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.

21   TransCanada Corporation 2011 Management Proxy Circular

2010 RETAINERS AND FEES

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2010 as at the date of the grant, unless otherwise stated. Mr. Girling, as an employee of TransCanada, receives no cash fees or DSUs as a director.

Name	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Board Meeting Fee ($)	Committee Meeting Fee(1) ($)	Travel Fee ($)	Strategic Planning Sessions ($)	Total Fees Paid in Cash ($)	Total Value of DSUs Credited(2) ($)	Total Cash & Value of DSUs Credited(3) ($)
K.E. Benson	142,000	9,000	5,500	12,000	18,000	1,500	1,500	-	189,500	189,500

D.H. Burney	142,000	9,000	N/A	10,500	13,500	7,500	1,500	-	184,000	184,000

W.K. Dobson(4)	142,000	9,000	N/A	13,500	13,500	6,000	1,500	113,500	72,000	185,500

E.L. Draper(5)	142,000	9,000	5,500	13,500	21,000	10,500	1,500	-	203,000	203,000

P. Gauthier(4)	142,000	9,000	N/A	13,500	13,500	9,000	1,500	85,000	103,500	188,500

K.L. Hawkins(4)	142,000	9,000	N/A	12,000	13,500	10,500	1,500	-	188,500	188,500

S.B. Jackson(6)	360,000	N/A	N/A	27,000	N/A	3,000	3,000	-	393,000	393,000

P.L. Joskow(5)	142,000	9,000	N/A	13,500	13,500	7,500	1,500	115,000	72,000	187,000

J.A. MacNaughton	142,000	9,000	5,500	10,500	18,000	3,000	1,500	-	189,500	189,500

D.P. O’Brien	142,000	9,000	N/A	10,500	10,500	1,500	1,500	33,000	142,000	175,000

W.T. Stephens(4) (5)	142,000	9,000	5,500	13,500	19,500	12,000	1,500	104,800	98,200	203,000

D.M.G. Stewart(7)	142,000	9,000	N/A	13,500	15,000	3,000	1,500	112,000	72,000	184,000

(1)             Amounts shown represent $1,500 per meeting attended paid to each committee member, including the committee chair, plus $1,500 per meeting attended and chaired paid to committee chairs.

(2)             Amounts shown include the minimum required amount of Board retainers paid in DSUs ($180,000 value of DSUs for the Chair, $72,000 value of DSUs for other Board members) plus the value of the retainers, meeting fees and travel fees elected to be received in DSUs.

(3)             Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.

(4)             Dr. Dobson, Ms. Gauthier, Mr. Hawkins and Mr. Stephens attended the special meeting of the Audit Committee on June 14, 2010 as guests.  They were each paid the fee of $1,500 for attending.

(5)             Directors who are U.S. residents are paid or credited these amounts, including DSU equivalents, in U.S. dollars.

(6)             Mr. Jackson’s Board meeting fee includes the fee of $3,000 for each Board meeting he chaired.

(7)             Mr. Stewart chaired the November 2, 2010 Audit Committee meeting in Mr. Benson’s absence.  He was paid the fee of $1,500 for chairing the meeting.

TransCanada Corporation 2011 Management Proxy Circular   22

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid by TransCanada to directors in 2010.

Name	Fees Earned(1) ($)	Share-based Awards(2) ($)	All Other Compensation ($)	Total ($)
K.E. Benson	117,500	72,000	-	189,500

D.H. Burney	112,000	72,000	-	184,000

W.K. Dobson	113,500	72,000	-	185,500

E.L. Draper	131,000	72,000	-	203,000

P. Gauthier	116,500	72,000	-	188,500

K.L. Hawkins	116,500	72,000	-	188,500

S.B. Jackson(3)	213,000	180,000	36,629	429,629

P.L. Joskow	115,000	72,000	-	187,000

J.A. MacNaughton	117,500	72,000	-	189,500

D.P. O’Brien	103,000	72,000	-	175,000

W.T. Stephens	104,800	98,200	-	203,000

D.M.G. Stewart	112,000	72,000	-	184,000

(1)             Includes all annual Board and committee retainers, meeting fees and travel fees paid in cash, including that portion of their cash retainers, meeting fees and travel fees that directors elected to be paid in DSUs.

(2)             These amounts reflect the portion of the Board retainer ($72,000) and the Board Chair retainer ($180,000) that is required to be paid in DSUs.  Directors may also be granted share-based awards in the form of DSUs as additional directors’ compensation under the DSU Plan.  There were no DSUs awarded to directors in separate grants in 2010.

(3)             In 2010, the Chair was reimbursed for certain third-party office and other expenses of approximately $31,137 and received a Company-paid reserved parking stall valued at $5,492.

23   TransCanada Corporation 2011 Management Proxy Circular

AT-RISK INVESTMENT AND YEAR OVER YEAR CHANGES

The following table sets forth as of February 14, 2011 and as of February 22, 2010, the date of TransCanada’s 2010 Management Proxy Circular, the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of outstanding DSUs credited to each nominee; the at-risk investment for each nominee represented by the total market value of common shares and DSUs in dollars and as a multiple of the annual cash retainer; and the minimum share ownership guideline as a total dollar amount and as a multiple of directors’ annual cash retainer. All of the directors have achieved the minimum share ownership requirement. For information relating to the securities held by Mr. Girling, see the disclosure under the heading “Compensation Discussion and Analysis — Elements of Compensation — Share Ownership Guidelines” below.

					At-Risk Investment		Minimum Required(4)
Name	Date	Common Shares(1)	DSUs(2)	Total of Common Shares and DSUs	Total Market Value(3) ($)	As a Multiple of Annual Cash Retainer	Dollar Amount Total ($)	As a Multiple of Annual Cash Retainer
K. E. Benson	February 14, 2011	13,000	34,009	47,009	1,777,410	25.39	350,000	5x
	February 22, 2010	13,000	27,533	40,533	1,404,468	20.06	350,000	5x
	Change(5)	-	6,476	6,476	372,942	5.33
D. H. Burney	February 14, 2011	4,418	31,395	35,813	1,354,090	19.34	350,000	5x
	February 22, 2010	4,227	25,181	29,408	1,018,987	14.56	350,000	5x
	Change(5)	191	6,214	6,405	335,103	4.79
W. K. Dobson	February 14, 2011	6,000	45,199	51,199	1,935,834	27.65	350,000	5x
	February 22, 2010	6,000	41,359	47,359	1,640,989	23.44	350,000	5x
	Change(5)	-	3,840	3,840	294,845	4.21
E. L. Draper	February 14, 2011	0	34,919	34,919	1,320,287	18.86	350,000	5x
	February 22, 2010	0	27,909	27,909	967,047	13.81	350,000	5x
	Change(5)	-	7,010	7,010	353,240	5.05
P. Gauthier	February 14, 2011	2,000	40,260	42,260	1,597,851	22.83	350,000	5x
	February 22, 2010	2,000	35,798	37,798	1,309,701	18.71	350,000	5x
	Change(5)	-	4,462	4,462	288,150	4.12
K. L. Hawkins(6)	February 14, 2011	5,061	62,545	67,606	2,556,183	36.52	350,000	5x
	February 22, 2010	5,013	54,880	59,893	2,075,292	29.65	350,000	5x
	Change(5)	48	7,665	7,713	480,891	6.87
S. B. Jackson	February 14, 2011	39,000	63,780	102,780	3,886,112	21.59	900,000	5x
	February 22, 2010	39,000	50,658	89,658	3,106,650	17.26	900,000	5x
	Change(5)	-	13,122	13,122	779,462	4.33
P.L. Joskow	February 14, 2011	5,000	22,993	27,993	1,058,415	15.12	350,000	5x
	February 22, 2010	5,000	20,053	25,053	868,086	12.40	350,000	5x
	Change(5)	-	2,940	2,940	190,329	2.72
J. A. MacNaughton	February 14, 2011	50,000	26,730	76,730	2,901,161	41.45	350,000	5x
	February 22, 2010	50,000	20,565	70,565	2,445,077	34.93	350,000	5x
	Change(5)	-	6,165	6,165	456,084	6.52
D. P. O’Brien	February 14, 2011	52,639	42,637	95,276	3,602,386	51.46	350,000	5x
	February 22, 2010	51,177	37,056	88,233	3,057,273	43.68	350,000	5x
	Change(5)	1,462	5,581	7,043	545,113	7.79
W. T. Stephens	February 14, 2011	1,470	11,576	13,046	493,269	7.05	350,000	5x
	February 22, 2010	1,470	8,419	9,889	342,654	4.90	350,000	5x
	Change(5)	-	3,157	3,157	150,615	2.15
D. M. G. Stewart(7)	February 14, 2011	13,247	13,612	26,859	1,015,539	14.51	350,000	5x
	February 22, 2010	11,402	11,126	22,528	780,595	11.15	350,000	5x
	Change(5)	1,845	2,486	4,331	234,944	3.36
Total	February 14, 2011	191,835	429,655	621,490	23,498,537	N/A
	February 22, 2010	188,289	360,537	548,826	19,016,821	N/A	N/A	N/A
	Change(5)	3,546	69,118	72,664	4,481,718

TransCanada Corporation 2011 Management Proxy Circular    24

(1)    The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(2)    The value of a DSU is tied to the value of TransCanada’s common shares. A DSU is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to vote or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem DSUs until the director ceases to be a member of the Board.  Upon ceasing to be a member of the Board, Canadian directors may redeem their units for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.

(3)    Reflects the market value of common shares and DSUs based on a share price of $34.65 on February 22, 2010 and $37.81 on February 14, 2011 and includes DSUs credited until January 31, 2011 as a result of dividend value reinvestment from all outstanding DSUs.

(4)    TransCanada’s share ownership guidelines require that directors (other than Mr. Girling who is subject to the executive share ownership guidelines) own a minimum number of common shares or their economic equivalent, equal in value to five times the director’s annual cash retainer.  Directors have a maximum of five years to reach this level of ownership.

(5)    Change represents the value of DSUs received by a director during the year ended December 31, 2010, including the value of DSUs received due to accrual of quarterly dividends until January 31, 2011 plus any additional common shares acquired by a director during the year ended December 31, 2010.

(6)    The shares listed include 3,500 shares held by Mr. Hawkins’ wife.

(7)    The shares listed include 1,723 shares held by Mr. Stewart’s wife.

25  TransCanada Corporation 2011 Management Proxy Circular

BOARD COMMITTEES AND THEIR CHARTERS

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

Each of the committees has the authority to retain advisors to assist in the discharge of its respective responsibilities. Each of the committees reviews its respective charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. Each of the committees also reviews its respective performance annually.

Each of the committees has a charter which is published on TransCanada’s website at www.transcanada.com.

CHAIR’S PARTICIPATION IN COMMITTEES

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity.  The Board adopted the practice of holding simultaneous meetings of certain committees and, as a result, the Chair is a voting member of the Governance and Human Resources Committees but is not a member of the Audit and Health, Safety and Environment Committees. The simultaneous sitting of certain committees allows more time to be available for each committee to focus on its respective responsibilities.  All committee meetings include scheduled periods where members can discuss the committee operations and responsibilities without management present.

AUDIT COMMITTEE

Chair:  K.E. Benson

Members:  D.H. Burney, E.L. Draper, P.L. Joskow, J.A. MacNaughton, D.M.G. Stewart

This committee is comprised of six independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada’s internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada’s audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all financial statements in prospectuses and other offering memoranda, any financial statements required by regulatory authorities and all prospectuses and documents which may be incorporated by reference into a prospectus, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada’s Canadian pension plans.

Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule “B” of this Proxy Circular) is contained in TransCanada’s Annual Information Form for the year ending December 31, 2010 in the section “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada’s profile and is published on TransCanada’s website at www.transcanada.com.

The committee oversees the operation of an anonymous and confidential toll-free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada’s website at www.transcanada.com, on its intranet for employees and in the Company’s Annual Report to shareholders.

The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives

TransCanada Corporation 2011 Management Proxy Circular   26

and reviews the external auditor’s formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada’s material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada’s policies and codes of business ethics, and reports on these matters to the Board.  The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any significant changes to those plans relating to financial matters.

There were six meetings of the Audit Committee in 2010.

GOVERNANCE COMMITTEE

Chair:  J.A. MacNaughton

Members:  K.E. Benson, D.H. Burney, S. B. Jackson, P.L. Joskow, D.P. O’Brien, D.M.G. Stewart

This committee is comprised of seven independent directors and is mandated to enhance TransCanada’s governance through a continuing assessment of TransCanada’s approach to corporate governance. The committee is mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.  The committee also reviews directors’ service on other boards to ensure there is no overboarding or interlocking relationship which would interfere with a member’s independence status or be an impediment to a director in the discharge of his or her responsibilities.  The committee also oversees the risk management activities of TransCanada.  The committee monitors and reviews with management the identified risks to ensure there is proper Board and committee oversight and management programs in place to mitigate risks.  The committee also makes recommendations to the Board related to TransCanada’s risk management programs and policies on an ongoing basis.

The committee reviews and reports to the Board on the performance of the Board and each of its committees, in conjunction with the Chair of the Board, as set forth in TransCanada’s “Disclosure of Corporate Governance Practices”, in Schedule “B” of this Proxy Circular.  The committee also monitors the relationship between management and the Board, and reviews TransCanada’s structures to ensure that the Board is able to function independently of management.  The committee chair, in consultation with directors, annually reviews the performance of the Chair of the Board and reports the results to the Board.  The committee is also responsible for an annual review of director compensation, for the administration of the DSU Plan and establishing, reviewing and assessing the minimum share ownership guidelines for directors.

The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee ensures the Company has a best practice orientation package and monitors continuing education for all directors as set forth in more detail in TransCanada’s “Disclosure of Corporate Governance Practices”, in Schedule “B” of this Proxy Circular.  For a summary of the continuing education sessions attended by directors in 2010, refer to the table under the section below entitled “2010 Director Education”.  The committee also has responsibility for oversight of the Company’s Strategic Planning process.

There were three meetings of the Governance Committee in 2010.

27  TransCanada Corporation 2011 Management Proxy Circular

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Chair:  E.L. Draper

Members:  W.K. Dobson, P. Gauthier, K.L. Hawkins, W.T. Stephens

This committee is comprised of five independent directors and is mandated to monitor the health, safety, security and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses.  The committee also considers whether the implementation of TransCanada’s policies related to health, safety, security and environmental matters are effective, including policies and practices to prevent loss or injury to TransCanada’s employees and its assets, networks or infrastructure from malicious acts, natural disasters or other crisis situations. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada’s policies and procedures related to health, safety, security and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

There were three meetings of the Health, Safety and Environment Committee in 2010.

HUMAN RESOURCES COMMITTEE

Chair:  W.T. Stephens

Members:  W.K. Dobson, P. Gauthier, K.L. Hawkins, S. B. Jackson, D.P. O’Brien

This committee is comprised of six independent directors and is mandated to review the Company’s human resources policies and plans, monitor succession planning and to assess the performance of the Chief Executive Officer and other senior executive officers of TransCanada against pre-established performance objectives.  A report on senior management development and succession is prepared annually for presentation to the Board which the committee reviews on an annual basis. The committee reports to the Board with recommendations on the remuneration package for the senior executive officers of TransCanada, including the CEO.  The committee approves all longer-term compensation including stock options and any major changes to TransCanada’s company-wide compensation and benefit plans.  The committee considers and approves any changes to TransCanada’s Canadian pension plans relating to benefits provided under these plans.  The committee is also responsible for the review of the executive share ownership guidelines.

The committee recognizes the importance of maintaining good governance practices for the development and administration of executive compensation and benefit programs, and has instituted processes that enhance the committee’s ability to effectively carry out its responsibilities.  Examples of processes that the committee uses include:

•                     holding in-camera sessions without Company management present prior to and following every regularly scheduled committee meeting;

•                     hiring external consultants and advisors and requiring their attendance at specified committee meetings;

•                     annually approving a checklist that sets out the timetable of all regularly occurring accountabilities for the committee which provides context for the discussion of related items; and

•                     using a two-step review process where items are provided for the committee’s initial review at a meeting prior to the approval meeting.

There were four meetings of the Human Resources Committee in 2010.

TransCanada Corporation 2011 Management Proxy Circular    28

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Circular explains how TransCanada’s executive compensation program is designed and operated with respect to the President and CEO (referred to as “CEO” in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer (“CFO”), the three other most highly compensated executives, and the (Retired) President and CEO (“Retired CEO”) included in this reported financial year (collectively referred to as the “Executive Officers”).

For 2010, information is reported for the Company’s Executive Officers as follows:

R.K. Girling	President & Chief Executive Officer (formerly Chief Operating Officer)

D.R. Marchand	Executive Vice-President & Chief Financial Officer (formerly Vice-President, Finance & Treasurer)

A.J. Pourbaix	President, Energy & Oil Pipelines (formerly President, Energy & Executive Vice-President, Corporate Development)

G.A. Lohnes	President, Natural Gas Pipelines (formerly Executive Vice-President & Chief Financial Officer)

D.M. Wishart	Executive Vice-President, Operations & Major Projects

H.N. Kvisle	(Retired) President & Chief Executive Officer(1)

(1)          Mr. Kvisle retired from the Company effective September 1, 2010.  More information regarding Mr. Kvisle’s retirement provisions is in the section entitled “Termination and Change of Control Benefits — Retired President & Chief Executive Officer Compensation”.

This section is divided into the following areas of interest:

1.               An introduction outlining TransCanada’s business considerations that affect the executive compensation program;

2.               A review of the change to the executive compensation program for the 2010/2011 compensation cycle;

3.               A summary of business results for 2010;

4.               Information on TransCanada’s executive compensation philosophy and program;

5.               An overview of the compensation decision-making process; and

6.               A detailed review of the decisions the Board of Directors (the “Board”) made with respect to the compensation of the Executive Officers in light of the Company’s performance.

INTRODUCTION

The executive compensation program for TransCanada is managed by the Board with assistance from the Human Resources Committee (the “HR Committee”).  The objective of the executive compensation program is to provide compensation that is competitive, fair, and supportive of the Company’s business plans, delivered in such a manner as to be consistent with the best interests of shareholders.  The nature of TransCanada’s business impacts the way in which performance is assessed.  This performance assessment, in turn, directly impacts how compensation is delivered over time.

TransCanada’s businesses are capital intensive, many are subject to regulated returns and growth is typically driven by projects that have long periods of time between conception, approval, construction, startup, and ultimate profitability.  Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the Company’s financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability.  This has been particularly evident during the past few years and will continue to be applicable in the future as large capital projects are managed.  The Company is also mindful of the importance of dividends to shareholders and the need for a balance between current returns, a prudent capital structure and long-term growth.

29  TransCanada Corporation 2011 Management Proxy Circular

The Board recognizes that compensation programs that primarily reward delivery of short-term returns could be detrimental to the long-term value of the Company.  However, excessive focus on longer term projects could decrease the Company’s ability to generate current earnings, pay dividends, and maintain access to capital markets.  The Board has carefully considered a balanced approach to these issues in the design of the executive compensation program and the impact of compensation programs on business risk.

The Board establishes performance objectives for management for both the short and long-term compensation plans which include financial measures and operational, growth and other business considerations of importance to the Company.  The Board also formally establishes the relative weighting that will be assigned to measures in evaluating results and determining relative compensation.  In establishing these objectives, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures.  For example, the management of projects under development or under construction is critical to the Company, and the assessment of performance in that regard can be subjective rather than based on direct financial measurements.  Another important element of performance is how well the management team meets the Company’s objectives with respect to health, safety and the environment.  The Board has a rigorous process of setting objectives and assessing the performance of executives against those objectives.  The final determination of performance is made based on a combination of specific financial measures and the assessment of the other elements of management’s performance.

CHANGE TO EXECUTIVE COMPENSATION PROGRAM

The HR Committee and the Board are continuously reviewing potential improvements to the design and administration of TransCanada’s executive compensation program.  To further align the Company’s compensation philosophy and executive compensation program with long-term value creation, the Board approved a change to the executive compensation program starting with the 2010/2011 compensation cycle.  This change will further clarify the link between pay and performance and continue to align executive compensation practices with those widely used by industry peers.

The change includes the following modifications to each element of compensation:

•           Base salary is positioned within a salary range where the reference point, or “Guidepost”, is generally comparable to market median levels;

•             The short-term incentive is based on a target award value (expressed as a percentage of base salary) which is generally comparable to market median levels.  The actual award an executive may receive is adjusted based on personal and corporate performance; and

•             Medium- and long-term incentive grants are based on a target award value (expressed as a percentage of base salary) which is generally comparable to market median levels.  The actual grant an executive may receive is within a market competitive range and is adjusted based on personal performance and future potential.

Additional information regarding the program change is included in the section entitled “Elements of Compensation — Overview of Compensation Elements” below.

SUMMARY FOR 2010

In evaluating 2010 overall corporate performance, the HR Committee and the Board considered a number of quantitative and qualitative factors including financial and share performance, the quality of earnings, execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives.

Key accomplishments in 2010 included:

•             Comparable earnings and funds generated from operations met pre-determined targets;

•             The Company continued to advance its large capital program with several key strategic projects completed and/or placed into service, including:

o                 Phases 1 and 2 of the Keystone oil pipeline including the Cushing extension;

TransCanada Corporation 2011 Management Proxy Circular   30

o                 The North Central Corridor extension on the Alberta System;

o                 The Halton Hills Generating Station in Ontario;

o                 The Bison pipeline project connecting U.S. Rockies gas to market;

o                 The Groundbirch pipeline connecting Montney shale gas in northeast B.C.; and

o                 The second phase of the Kibby Wind project in Maine.

•           Advanced new initiatives to connect shale gas into existing pipeline systems and to extend the Keystone Pipeline System;

•             Achieved negotiated settlements with the Alberta and Foothills Systems shippers that recognized increased returns;

•             Met or exceeded all safety, reliability and operating targets; and

•             Maintained “A” grade credit ratings and issued approximately $3 billion of senior debt and preferred shares at historically low rates.

Less successful developments in 2010 included:

•             Delays and cost escalation with the Bruce Power restart project;

•             Weak power and natural gas prices;

•             Delays in U.S. permitting for the Keystone U.S. Gulf Coast Expansion;

•             Long-term competitiveness of WCSB gas and, specifically, impacts to the Canadian Mainline; and

•             Cancellation of the Oakville power project.

For 2010, the HR Committee and the Board concluded that overall, the Company largely met its performance objectives but also recognized some less favourable outcomes as noted above.  After considering these performance results and the relative weighting ascribed to the financial results (50%) and to operational, growth, and other business considerations (50%), they determined that overall corporate performance in 2010 was slightly below target and assigned a Corporate Adjustment Factor (“CAF”) of 0.95.  More information regarding the CAF is in the section entitled “Variable/At-Risk Compensation — Short-term Incentive” below.  This rating provided context for the HR Committee and the Board in determining Executive Officers’ short-term incentive awards.  They used the following guiding principles during their 2011 compensation deliberations:

•           Moderate base salary increases for the Executive Officers except in cases where executives assumed significant additional responsibilities;

•           Annual bonus awards that reflect overall corporate performance and each of the Executive Officer’s contribution to those results for 2010; and

•           Moderate increases in longer-term incentive award levels except to recognize significant additional responsibilities.

The HR Committee and the Board also considered the results achieved against the pre-established three-year performance objectives for the 2008 performance share unit grant and determined that 67% of the outstanding units would vest for payment.  This vesting level represented performance that was below “target” but above “threshold”, as determined by the HR Committee and the Board in accordance with the vesting guidelines described in more detail below in the section entitled “Elements of Compensation” footnote 1 to the table “Overview of Compensation Elements”.  More information regarding the 2008 performance share unit grant is in the section entitled “Compensation Decisions Made in 2011– Medium-term Incentives”, below.

31  TransCanada Corporation 2011 Management Proxy Circular

The following chart shows the relationship between the annual outcomes of selected key financial metrics from 2006 to 2010 and the sum of base pay, annual cash bonus, and the estimated value of performance share units and stock options (referred to herein as “Total Direct Compensation” or “TDC”) that was awarded to the Executive Officers pursuant to the noted year:

*             Aggregate TDC awarded to Executive Officers pursuant to 2010 excludes Mr. Kvisle, who retired from the Company effective September 1, 2010.

**       Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

Aggregate TDC for Executive Officers expressed as a percent of Net Income is 1.4%, 1.5%, 1.3%, 1.4% and 1.2% for the financial years ended 2006, 2007, 2008, 2009 and 2010, respectively.

Details regarding the Total Direct Compensation awarded to Executive Officers in 2011 based on overall performance in 2010 are provided in the section entitled “Compensation Decisions Made in 2011 - Executive Officer Profiles”, below.

COMPENSATION PHILOSOPHY

TransCanada’s executive compensation program has the following objectives:

•                  To provide a compensation package that rewards individual contributions in the context of overall business results (“pay-for-performance”);

•                  To be competitive in level and form with the external market;

•                  To align executives’ interests with those of shareholders and customers; and

•                  To support the attraction, engagement and retention of executives.

The compensation program is also designed to align with the Company’s business plans and risk management framework to provide an appropriate balance between risk and executive rewards.

TransCanada Corporation 2011 Management Proxy Circular   32

Market Benchmarking & Comparator Group

The HR Committee considers comparable compensation data from Canadian-based energy companies that are generally of similar size and scope to TransCanada and that represent the market in which TransCanada may compete for executive talent (the “Comparator Group”).  Specifically, the Comparator Group comprises companies with capital intensive, long cycle businesses in the North American pipeline, power and utility industry, as well as the Canadian oil and gas industry.  The Company also evaluates broader industry trends and practices to determine the appropriate elements of compensation and the effective design of each element.

The composition of the Comparator Group is reviewed annually by the HR Committee to determine its continued applicability to TransCanada.  An overview of the characteristics of the Comparator Group, as compared to TransCanada’s characteristics, is provided in the following table:

	TRANSCANADA	COMPARATOR GROUP(3)
Industry	North American Pipelines, Power	North American Pipelines, Power, Utilities / Canadian Oil and Gas
Location	Calgary, Alberta	Principally Alberta
		Median	75th Percentile
Revenue(1)	$8.2 billion	$4.7 billion	$11.8 billion
Market Capitalization(2)	$26.4 billion	$22.1 billion	$32.0 billion
Assets(1)	$43.8 billion	$17.5 billion	$28.2 billion
Employees(1)	4,156	2,632	4,910

(1)	Revenue, assets and number of employees reflect 2009 information.
(2)

Market Capitalization value noted is calculated as at December 31, 2010 by multiplying the monthly closing price of common shares by the quarterly common shares outstanding for the most recently available quarter.

(3)	The members of the Comparator Group for 2010 were as follows:

Alliance Pipeline Ltd.

ATCO Ltd. & Canadian Utilities Limited

BP Canada Energy Company

Canadian Natural Resources Ltd.

Capital Power Corporation

Chevron Canada Resources

ConocoPhillips Canada Corp.

Devon Canada Corporation

Enbridge Inc.

EnCana Corporation* EPCOR ExxonMobil Canada FortisAlberta Husky Energy Inc. Imperial Oil Ltd. Kinder Morgan Canada Inc. Nexen Inc.	Petro-Canada** Shell Canada Ltd. Spectra Energy (Canada) Suncor Energy Inc. Syncrude Canada Ltd. Talisman Energy Inc. Terasen Gas TransAlta Corporation

* EnCana Corporation subsequently split into two entities — Cenovus Energy Inc. and EnCana Corporation.

** Petro-Canada subsequently merged with Suncor Energy Inc.

Each Executive Officer’s position is benchmarked against similar positions in the Comparator Group.  The position-based compensation data from the Comparator Group (the “Comparator Market Data”) provides the initial pay reference point for the HR Committee and the Board.  The annual Total Direct Compensation value an Executive Officer is awarded will vary based on an assessment of individual performance in the context of overall corporate performance, and will generally be set in accordance with the following guidelines (the “Pay Positioning Guidelines”):

Pay Positioning Guidelines

IF AN EXECUTIVE’S PERFORMANCE…		“TOTAL DIRECT COMPENSATION” WILL BE…
Meets objectives	à	Generally comparable to median Total Direct Compensation market data

Exceeds objectives	à	Generally comparable to above-median Total Direct Compensation market data

Falls short of objectives	à	Generally comparable to below-median Total Direct Compensation market data

33	TransCanada Corporation 2011 Management Proxy Circular

The degree to which an Executive Officer’s Total Direct Compensation value is positioned relative to the median is dependent on his or her assessed individual performance level and corporate performance.  The adjustment is made through variable rather than fixed compensation.

ELEMENTS OF COMPENSATION

Target Total Direct Compensation comprises annual base salary, short-term incentive target, and target total longer-term compensation (which includes the medium-term incentive and long-term incentive), as illustrated below:

Each element of Target Total Direct Compensation is determined with reference to the market median.  The allocation of Target Total Direct Compensation value to each element is based on market practices regarding the relative weighting afforded the different compensation elements (i.e., pay-mix).  Actual compensation received will vary based on the HR Committee and the Board’s assessment of corporate performance and each of the Executive Officer’s past contribution and ability to contribute to future short, medium and long-term business results.

TransCanada Corporation 2011 Management Proxy Circular	34

Overview of Compensation Elements

Component	Element	Form	Performance Period	Key Features	Objective

FIXED	Base salary	Cash	One year

•   Generally comparable to the median market data for similar roles.

•   A “Guidepost” is determined annually based on the Comparator Market Data for each role. Each Executive Officer’s base salary will be managed within a range of ±10% of that Guidepost.

•   Variance from the Guidepost may be due to sustained individual high performance, the scope of the executive’s role within TransCanada, retention considerations, the executive’s time in the role, and/or material differences in an Executive Officer’s responsibilities compared with similar roles in the Comparator Market Data.

•   Reviewed annually; changes, if any, are typically made effective March 1.

• Provide income certainty. • Attract and retain executives.

VARIABLE OR AT-RISK	Short-term incentive	Annual cash bonus	One year

•     A short-term incentive target (expressed as a percent of base salary) is determined for each Executive Officer role. Targets are established based on the Comparator Market Data.

•   Each Executive Officer receives an Individual Performance Adjustment Factor (“PAF”) between 0 and 2.0. The PAF rating is based on the HR Committee and the Board’s assessment of each Executive Officer’s yearly individual contribution and performance against pre-determined business and personal objectives in the context of overall annual corporate performance. In exceptional circumstances, a PAF between 2.1 and 2.5 may be awarded. This would reflect a very significant contribution to a transformational corporate achievement.

•   A CAF between 0 and 1.2, as determined by the Board, is applied to determine the final award payable to the Executive Officer. Corporate results are evaluated using targets and weightings determined at the beginning of each year.

•   Motivate executives to achieve key annual business priorities and objectives.

•   Reward executives for relative annual contribution to the Company.

•   Align executives’ interests with those of the shareholders.

•   Attract and retain executives.

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Component	Element	Form	Performance Period	Key Features	Objective

	Medium-term incentive	Performance share units	Up to three years with vesting at end of term

•   Each Executive Officer role is assigned a target and an associated range with a pre-determined minimum and maximum for Total Longer-term Compensation (expressed as a percent of base salary). Targets are established based on the Comparator Market Data.

•   The actual award will be based on the HR Committee and the Board’s assessment of the Executive Officer’s annual performance together with his/her future potential to contribute to overall corporate performance.

•   The Executive Share Unit (“ESU”) Plan grants notional share units based on the allocated value of Total Longer-term Compensation divided by the fair market value of TransCanada’s common shares at the time of grant.

•   The value of common share dividends is accrued in units through the three-year term.

•   The number of units that vest for payment is subject to the attainment of specific corporate performance objectives and relative weightings, as determined by the HR Committee and the Board.(1)

•   The final payment is made in cash, less statutory withholdings.

• Motivate executives to achieve medium-term business objectives. • Align executives’ interests with those of the shareholders. • Attract and retain executives.
	Long-term incentive	Stock options	Vesting 33 1/3% at the end of each year for three years. Grants have a seven year term

•   As indicated under “Key Features” of the Medium-term Incentive, stock options are granted based on the allocated value of the Total Longer-term Compensation award. The allocated value is divided by a compensation value per option which reflects the grant date fair value, as determined by the HR Committee.

•   The HR Committee determines the compensation value of each option award using the higher of a binomial valuation and a “floor-value” of 15% of the exercise price.

•   The exercise price is the closing market price of TransCanada common shares on the TSX on the last trading day immediately preceding the grant date of the stock option.

•   Participants benefit only if the market value of TransCanada’s common shares at the time of the stock option exercise is greater than the exercise price of the stock options at the time of grant.

• Motivate executives to achieve long-term sustainable business objectives. • Align executives’ interests with those of the shareholders. • Attract and retain executives.

(1)          The number of units which vest is based on corporate performance results in accordance with the following guidelines:

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PERFORMANCE LEVEL		GENERAL DESCRIPTION		UNITS VESTING

“Below threshold”	à	Results which are below an acceptable level of performance	à	Zero units vest; no payment is made

“At threshold”	à	Results which are lower than expected, but still acceptable performance	à	50% of units vest for payment

Between threshold and target, vesting on a pro-rata basis

“At target”	à	Results which are considered a stretch, but achievable; fully meet expectations	à	100% of units vest for payment

Between target and maximum, vesting on a pro-rata basis

“At or above maximum”	à	Results which are considered a substantial stretch; significantly exceed expectations	à	150% of units vest for payment

Variable/At-Risk Compensation

As described above in the section entitled “Overview of Compensation Elements”, an annual short-term incentive target and longer-term incentive target (each expressed as a percent of base salary) is established for each Executive Officer role.  Each target is established based on the Comparator Market Data for the role.

The following is a summary of the target structure and ranges for each Executive Officer role:

	Short-term	Longer-term Incentive Target (% of Base Salary)
Role (Incumbent)	Incentive Target (% of Base Salary)	Minimum	Target	Maximum
President & Chief Executive Officer (R.K. Girling)	100%	225%	275%	325%
Executive Vice-President & Chief Financial Officer (D.R. Marchand)	65%	150%	200%	250%
President, Energy & Oil Pipelines (A.J. Pourbaix)	75%	200%	250%	300%
President, Natural Gas Pipelines (G.A. Lohnes)	65%	150%	200%	250%
Executive Vice-President, Operations & Major Projects (D.M. Wishart)	65%	150%	200%	250%

Short-term Incentive

The HR Committee and the Board assess each Executive Officer’s performance against pre-determined business and individual objectives and assign an individual PAF.  The PAF is determined using the following standards:

Performance against Standards(1)	PAF Range	Comments
Exceeds most or all standards plus transformational event	2.1 – 2.5	Awarded in exceptional circumstances. Reflective of extraordinary achievement with significant transformational corporate impact.
Exceeds most or all standards	1.8 – 2.0	Reflects tangible business contributions with several examples of significant impact beyond normal expectations.
Exceeds some standards	1.4 – 1.7	Fully satisfactory effort, with evidence of contribution beyond normal expectations.
Meets standards	0.9 – 1.3	Fully satisfactory effort, all performance expectations have been met.
Standards not met	0 – 0.8	Success dependent on improving performance levels - no payout.

(1)    Standards are set at an achievable but stretch level.

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To determine the Executive Officer’s actual short-term incentive award, the CAF, as determined by the Board, is then applied.  The CAF is determined based on the corporate performance results using the following standards:

Performance against Standards	CAF Range	Comments
Exceeds most or all standards and/or achievement of transformational corporate event	1.11 – 1.20	Exceptional business results with several examples of significant impact beyond normal expectations and/or transformational corporate event.
Exceeds some standards	1.01 – 1.10	Fully satisfactory results, all material performance standards met or exceeded, with several examples of significant positive business outcomes.
Meets standards	1.00	Fully satisfactory results, all performance expectations have been met.
Some standards not met	0.50 – 0.99	Some expectations not met, less than fully satisfactory performance but partial payout appropriate.
Standards not met	Below 0.50	Unacceptable performance - no payout.

The following illustrates the methodology used to determine the short-term incentive award for Executive Officers:

(1)          Reflects the Executive Officer’s annual base salary rate as at December 15 of the calendar year.

(2)          Refer to the exhibit summarizing the target structure and ranges for each Executive Officer role above.

(3)          The PAF, as determined by the Board, can range between 0 and 2.0.  In exceptional circumstances, a PAF between 2.1 and 2.5 may be awarded.  This would reflect a very significant contribution to a transformational corporate achievement.

(4)          The CAF, as determined by the Board, can range between 0 and 1.2.

(5)          The calculated short-term incentive award may be adjusted at the discretion of the Board where it deems reasonable to do so.

Longer-term Incentive

To determine the Executive Officer’s actual long-term incentive award, the HR Committee and the Board assesses his/her annual performance together with his/her future potential to contribute to overall corporate performance.  The total award is currently allocated 75% / 25% between performance share units and stock options, respectively.

Other Compensation

Executive Officers receive other benefits that the Company believes are reasonable and consistent with the goals of the executive compensation program.  These benefits are based on competitive market practices and support the attraction and retention of Executive Officers.  Benefits include a defined benefit pension plan (described later in the section entitled “Pension and Retirement Benefits”), traditional health and welfare programs and executive perquisites.

The perquisite program provided a limited number of perquisites to the Executive Officers in 2010 which included:

•                  An annual perquisite cash allowance to use for any purpose at the discretion of the Executive Officer valued at $4,500;

•                  A limited number of luncheon and/or recreation club memberships, based on business need;

•                  A Company-paid reserved parking stall valued at $5,492; and

•                  An annual car allowance valued at $18,000.

The HR Committee may, from time to time, convey other benefits to an Executive Officer under specific circumstances or as a retention mechanism.  If provided, such non-policy perquisites will be outlined in the footnotes to the Summary Compensation Table in the section entitled “Executive Compensation Tables” below.

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Annually, the HR Committee reviews the Executive Officers’ expenses and use by all executives of the corporate aircraft.  TransCanada permits the use of the corporate aircraft by any executive including the CEO only when it is integrally and directly related to performing the executive’s job.

Share Ownership Guidelines

The HR Committee has instituted share ownership guidelines for executives (the “Guidelines”) that encourage executives to achieve an ownership level in the Company that the HR Committee views as significant in relation to each executive’s base salary.  The minimum ownership requirement is a multiple of base salary depending on the level of the executive.  Executives have five years from the end of the year in which they became subject to the Guidelines to meet this requirement.  Once an executive is deemed to have reached the minimum ownership requirement, the HR Committee uses discretion in assessing compliance with ownership requirements in the event of subsequent share price fluctuations.  The level of ownership can be achieved through the purchase of TransCanada common shares or units of any TransCanada sponsored limited partnership, by participation in the TransCanada Dividend Reinvestment Plan or through unvested performance share units.  The Guidelines require that at least 50% of the ownership level be in “eligible shares” (i.e., TransCanada common shares or units of any TransCanada sponsored limited partnership).  Unvested performance share units from the ESU Plan only count to a maximum of 50% of the ownership level.

In 2010, the HR Committee approved an amendment to the Guidelines to increase the ownership level requirement for the Chief Executive Officer from three (3) times to four (4) times base salary.  The amendment also included a requirement for all executives subject to the Guidelines to “buy and hold” 50% of all TransCanada stock option award exercises until the required ownership level is met.

The HR Committee annually reviews a calculation of ownership levels under the Guidelines and, in 2010, noted that all Executive Officers had met their minimum ownership requirements.  Ownership level calculations pursuant to the Guidelines for the Executive Officers are found in the section entitled “Compensation Decisions Made in 2011— Executive Officer Profiles”.

COMPENSATION DECISION-MAKING PROCESS

Overview

The following is a general overview of the process used to determine the Total Direct Compensation awards for Executive Officers:

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Roles & Responsibilities

Contributor	Key Accountabilities

TransCanada’s Human Resources Management

•   Acquires, analyzes and interprets all compensation market data used by the CEO in the formulation of Total Direct Compensation recommendations for his direct reports.

•   Provides the HR Committee and the Chair of the Board with relevant market data and other information, as requested, in order to support the HR Committee and Board deliberations regarding the Executive Officers’ Total Direct Compensation.

Chief Executive Officer

•   Engages in discussions to assist the HR Committee and the Board in the determination of performance objectives for the Executive Officers and the assessment of whether, and to what extent, objectives for the previous year have been achieved by the Executive Officers.

•   Makes recommendations to the HR Committee regarding the level and form of compensation awards for his direct and certain indirect reports.

•   Reviews, evaluates and recommends to the Board all key performance objectives, measures and metrics used for compensation-related purposes.

•   Provides an assessment of his own performance for the HR Committee and the Board.

HR Committee

•   Directs management and/or the HR Committee’s Consultant (as defined below) and other advisors to gather information on its behalf, and provide initial analysis and commentary.

•   Recommends for consideration and approval to the Board all remuneration to be awarded to the Executive Officers.

External Compensation Consultant to the HR Committee

•   The Consultant’s mandate (which is approved annually by the HR Committee) is to:

o      Provide an assessment of management’s proposals relating to the compensation of the Executive Officers;

o      Attend all HR Committee meetings (unless otherwise requested by the HR Committee Chair);

o      Provide data, analysis or opinion on compensation-related matters if requested by the HR Committee Chair; and

o      Report to, and interact directly with, the HR Committee on all matters related to executive compensation.

•   At every meeting, meets with the HR Committee without members of management present.

•   Communicates directly with members of the HR Committee outside of the HR Committee’s meetings as requested by the HR Committee members.

•   Upon direction and approval from the HR Committee Chair, may provide consulting advice to TransCanada management.

Other Advisors to the HR Committee	• Provide non-compensation-related services, as required and directed by the HR Committee Chair.

Board	• Reviews and approves all remuneration to be awarded through the executive compensation program to the Executive Officers, in consideration of recommendations from the HR Committee.

The Independence of the External Compensation Consultant to the HR Committee

The HR Committee has retained the services of an individual consultant (the “Consultant”) from Towers Watson as the HR Committee’s advisor on human resources matters. The HR Committee chose the individual consultant it believed would provide the highest quality of independent advice. The fact that the Consultant is employed by Towers Watson, a pre-eminent human resources consulting firm that also provides services to TransCanada in several areas, was known to the HR Committee at the time of the Consultant’s original engagement. It is the HR Committee’s view that the Consultant is capable of providing candid and direct advice independent of management’s influence.

Numerous steps have been taken by both Towers Watson and TransCanada to satisfy the objective of ensuring the Consultant’s independence.

•                  Towers Watson has confirmed that no part of the Consultant’s pay is directly impacted by growth or decline of Towers Watson’s services to TransCanada.  Towers Watson has also ensured that the Consultant:

o                  Is not the “client relationship manager” for services provided to the Company;

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o                  Does not participate in any client development activities related to increasing Towers Watson’s consulting services to TransCanada; and

o                  Other than consulting for the HR Committee, does not work on any other consulting assignments for TransCanada.

•                TransCanada has ensured that the Consultant has limited interactions with management unless specifically related to those matters for which the Consultant is engaged on the HR Committee’s behalf or in relation to proposals that will be presented to the HR Committee for review or approval.

The fees paid to Towers Watson in 2010 for the Consultant’s services to the HR Committee were approximately $125,000.

The HR Committee annually reviews the projects performed for TransCanada by other consultants at Towers Watson and the fees charged for the services rendered. For 2010, these services included providing the Company’s Human Resources Management with executive, non-executive and Board member compensation market data, as well as benefit and pension actuarial consulting services for both U.S. and Canadian operations. The aggregate fees billed by Towers Watson to the Company for 2010 (exclusive of the Consultant’s fees) were approximately $2.1 million.

Stock Option Granting Process

Generally, stock option grants are determined as part of the annual deliberations regarding the longer-term incentive grant award.  The process is as follows:

•                The CEO recommends to the HR Committee the longer-term incentive grant value for all executives (except his own).  The total grant value is generally allocated 75% / 25% between performance share units and stock options, respectively.

•                The HR Committee recommends the stock option grant value for Executive Officers (including the CEO) to the Board and approves the stock option grant value for all other executives.

•                The Board approves the value of the Executive Officers’ stock options grants.

•                The HR Committee determines the number of stock options to grant based on the approved value and the higher of a binomial valuation and a “floor-value” of 15% of the exercise price.

•                The HR Committee approves all individual stock option grants.

Internal Equity and Retention Value

Executive Officer compensation relative to other executives at TransCanada (“internal equity”) is informally taken into account by the HR Committee and the Board during the annual Total Direct Compensation deliberations, particularly when the benchmark data for a particular role does not reflect the relative scope of TransCanada’s role.  In such cases, other internal roles that have strong market data may be used to complete an assessment of relativity.

The HR Committee and the Board also consider the retentive potential of their compensation decisions.  Retention of the Executive Officers is critical to business continuity, stakeholder relationship management, succession planning and achieving the desired short and longer-term results for the Company.

Previously Awarded Compensation

The HR Committee recommends compensation awards, including stock options, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The HR Committee believes that reducing or limiting current stock option grants, performance share units or other forms of compensation because of prior gains realized by an Executive Officer would unfairly penalize the executive and reduce the motivation for continued high achievement. Similarly, the HR Committee does not purposefully increase total longer-term compensation value in a given year to offset less-than-expected returns from previous awards.

The HR Committee receives “tally sheets” which provide context for the decisions they make in relation to Total Direct Compensation.  Although this information does not necessarily drive decision making with regard to specific pay elements, these tally sheets enable the HR Committee to:

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•                Complete an independent assessment of each element of compensation, along with an overall assessment of Total Direct Compensation levels in relation to performance;

•                Evaluate pay mix;

•                For equity-based compensation, assess level of return and extent to which objectives underlying the grant are being met; and

•                Determine if changes are required to severance plans or employment agreements to ensure alignment with the Company’s business and executive attraction and retention objectives.

The tally sheets used by the HR Committee include the following information:

Analysis	Description

Three-year Total Direct Compensation History

•   Three-year history of each Executive Officer’s and certain other executives’ previously awarded Total Direct Compensation on an element by element basis.

•   Enables the HR Committee to track changes in an Executive Officer’s Total Direct Compensation from year to year and to remain aware of the historical performance assessments and resulting compensation for each individual.

Economic Impact Analysis

•   Models compensation scenarios for the Executive Officers and certain other executives that illustrate the impact of various future corporate performance outcomes on previously awarded and outstanding compensation.

•   Allows the HR Committee to determine if modelled compensation results are reasonable and deliver the expected level of differentiation of compensation value based on performance, as understood by the HR Committee.

•   Following their 2010 review of the resulting analyses, the HR Committee was satisfied that, in aggregate, there had been an appropriate pay for performance relationship for the Executive Officers.

Compensation “Look-back” Analysis

•   A summary showing each Executive Officer’s total income (i.e., realized and accrued) since his or her appointment to a position or based on his or her tenure with the Company.

•   The most recent analysis conducted in 2009 included total pay realized/accrued by the Executive Officers since January 1, 2005 or the period they had served as an Executive Officer, if less.

•   The HR Committee requests this information from the Consultant on a bi-annual basis.

Severance/Change of Control Modeling

•   Calculates severance payment amounts for each Executive Officer under his or her separation agreement.

•   The data annually provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and without a deemed change of control as well as the additional payment that would be made under a non-competition provision.

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Performance Assessment

The Board approves annual corporate objectives that reflect the incremental achievements necessary to support the Company’s core strategies.  The HR Committee and the Board’s comprehensive assessment of the results achieved against the annual corporate objectives and related business circumstances provides the context for the evaluation of the individual Executive Officers for Total Direct Compensation.

CORE STRATEGIES The core strategies guide how TransCanada deploys resources that will allow the Company to achieve its vision of being the leading energy infrastructure company in North America.
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ANNUAL CORPORATE OBJECTIVES

The Board approves annual corporate objectives that support TransCanada’s core strategies for growth and value creation. These quantitative and qualitative objectives are referenced by the HR Committee and the Board for compensation decision-making. The HR Committee and the Board’s assessment of overall corporate performance determines the CAF to be applied in determining short-term incentive awards for the Executive Officers.

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INDIVIDUAL OBJECTIVES FOR THE EXECUTIVE OFFICERS

The HR Committee and the Board approve annual individual performance objectives for the Executive Officers that align with the annual corporate objectives and reflect key performance areas for each executive relative to their specific role. The HR Committee’s assessment of each Executive Officer’s individual results achieved is considered in recommending the level of Total Direct Compensation to be approved by the Board.

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COMPENSATION DECISIONS MADE IN 2011

Short-term Incentives

2010 Corporate Performance

TransCanada’s annual corporate performance, for purposes of determining short-term incentive awards, is measured by comparing financial (50% weighting) and operational, growth and other outcomes (50% weighting) to pre-determined performance objectives that are aligned to the Company’s long-term strategy.  The following sections describe and evaluate those outcomes for 2010.  Comparable data is provided for 2009 and 2008 for comparative purposes only.

Definitions of the terms used below and further information regarding TransCanada’s financial and business performance can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

Financial (50% Weighting)

Key Financial Measures (millions of dollars)(1)	2010 Objectives(2)		2010 Results		2009 Results	2008 Results
Comparable Earnings(3)	1,323 – 1,380		1,361		1,325	1,279
Funds Generated From Operations (FGFO)(3)	3,115 – 3,195	(4)	3,115	(4)	3,080	2,811
Comparable Earnings Before Interest, Taxes,	4,315 – 4,395		3,941		4,107	4,125
Depreciation and Amortization (EBITDA)(3)

Key Per Share Measures ($)
Comparable Earnings per Share (EPS) - Basic(3,5)	1.92 – 2.00		1.97		2.03	2.25
Funds Generated From Operations(3) per Share (FGFOPS) - Basic(5)	4.52 – 4.64	(4)	4.51	(4)	4.72	4.93

(1)	All values are expressed in Canadian dollars.

(2)	Values denote the range of outcomes that represent “satisfactory” to “exceed expectations” performance.

(3)	Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

(4)	Objectives and results in 2010 exclude the impact of the Keystone bonus depreciation.

(5)	Actual comparable earnings per share and FGFOPS were calculated using the average number of common shares outstanding as follows:

• 2010: 691 million;

• 2009: 652 million; and

• 2008: 570 million.

In 2010, the Company “met or exceeded” its objectives for comparable earnings, funds generated from operations, and per share amounts.  Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were lower than target, primarily due to the accounting treatment for the Keystone oil pipeline where revenues and costs were capitalized during the commissioning phase, resulting in an approximate $175 million variance in EBITDA from plan.  EBITDA was also reduced by approximately $85 million due to changes in foreign exchange rates.  These reductions were largely offset by U.S. dollar denominated debt and interest at the corporate level, and therefore did not impact net income.

During 2008 and 2009, $3.6 billion of common and preferred equity was issued to finance the Company’s significant capital program. These equity issuances were viewed as prudent and necessary to allow the Company to maintain its financial capacity and credit ratings.  The Board noted that the projects currently under development were positioned to deliver incremental value to shareholders in coming years, but recognized that the equity issuance had a dilutive impact on the Company’s annual earnings per share results in both 2009 and a full year impact in 2010.  While total earnings and FGFO were up year over year, on a per share basis, the results fell below 2009 results.

In this context the Board determined that the Company’s 2010 financial performance met overall expectations.

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Operational, Growth and Other Factors (50% Weighting)

Core Strategies	Results in 2010

Maximize the full-life value of TransCanada’s infrastructure assets and commercial positions

•   Approval of the Alberta System 2010-2012 revenue requirement settlement application, as well as the Alberta System’s Rate Design Settlement and the commercial integration of the ATCO Pipelines System with the Alberta System.

•   Settlement with customers on Great Lakes Gas Transmission and TQM tolls.

•   Higher capacity utilization and lower costs at Ravenswood power plant.

•   Expansion of Edson gas storage facility.

•   While significant advances were made in negotiating a Mainline restructuring, the negotiations led only to a partial settlement and the Mainline is still under significant pressure to realign its tolls with market changes.

Cultivate a focused portfolio of high quality development options

•   Received approval for construction of the $310 million Horn River natural gas pipeline which will transport shale gas from the Horn River formation starting in second quarter 2012.

•   Oakville power project cancelled by the Ontario government.

Commercially develop and physically execute new asset investment programs

•         Completed construction and placed into service assets to connect new shale and unconventional natural gas supply, including:

•      Completion of the $800 million North Central Corridor pipeline in Northern Alberta, on schedule and under budget;

•      Completion of the US$630 million Bison pipeline, delivering natural gas from the Powder River Basin in Wyoming; and

•      Completion of the $155 million Groundbirch pipeline on schedule and under budget, and began transporting natural gas from the Montney shale gas formation into the Alberta System.

•   Advanced a portion of the Keystone oil pipeline extending from Hardisty, Alberta to markets in the United States Midwest, including placing the first segment into service and completing the construction of the extension to Cushing, Oklahoma.

•   Completed and placed into service the following two power generation projects:

•      The $700 million, 683 megawatt Halton Hills Generating Station, on time and on budget, to deliver low-emissions, natural gas-sourced power to the Ontario market; and

•      Completed the Kibby Wind project in New England, a 132 megawatt wind farm in Maine.

•   Several projects experienced completion delays and/or cost overruns, including the Guadalajara and Bison pipeline projects, and the Bruce Power restart.

•   Experienced significant delays in U.S. permitting for the Keystone U.S. Gulf Coast Expansion.

Maximize TransCanada’s competitive strengths

•   In a market that is still recovering, maintained “A” grade credit ratings and issued approximately $3 billion of senior debt and preferred shares at historically low rates.

•   Operationally, all safety and reliability targets were met or exceeded and operating costs were managed to below plan.

•   Successful transition to a new Chief Executive Officer and other senior executive appointments.

The HR Committee and the Board noted that during 2010 the Company continued to successfully execute its $20 billion capital program.  The program has been well managed and several projects have been completed on time and at or below budget.  However delays and cost overruns on some projects were experienced.  The Company was able to maintain its “A” grade credit ratings in a difficult economic environment.  Operating costs were managed under budget, and safety and reliability targets were met or exceeded.  While the Company made progress towards agreement with its shippers with respect to tolling issues on the Canadian Mainline, uncertainty still exists as to the ultimate resolution of these issues.

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The Board determined that while most of the Company’s operational, growth and other objectives for the year were met, the delays and cost overruns on some projects, including the Bruce restarts and the Keystone U.S. Gulf Coast Expansion, resulted in overall performance that was slightly below expectations.

Corporate Performance Factor

After considering these performance results, the Board assigned a CAF of 0.95, which is slightly below target.  This rating provided context for the 2010 short-term incentive award for all employees including the Executive Officers.

In addition, the Board approved 2011 annual corporate objectives that continue to focus on financial and operational results that support TransCanada’s core strategies for growth and value creation.

Medium-term Incentives

2008 Performance Share Unit Grant Payout

The 2008 ESU grant vested on December 31, 2010 and, as noted in the table above entitled, “Overview of Compensation Elements”, the ESU Plan provides for vesting from zero to 150% of units granted based on the Board’s assessment of performance over the course of the three-year term.

The Board considered the following three-year performance results as the basis for its determination of the vesting value.  For the 2008 grant, per share targets were based on estimated common shares outstanding of 530 million.  During 2008 and 2009, additional common shares were issued to support the Company’s $20 billion capital program.  These equity issues were not contemplated when the 2008 ESU Plan targets were set and the related earnings from new projects have not yet been realized, thereby having a dilutive effect on per share amounts.  The column titled “Adjusted Results” illustrates the per share amounts adjusted to account for the equity issuance related to capital projects that have not yet come onstream, as noted above.

MEASURE	PERIOD	THRESHOLD	TARGET	MAXIMUM	RESULTS	ADJUSTED RESULTS

Percent growth of Absolute Total Shareholder Return (“TSR”)	Jan/08 to Dec/10 (1)	11%	27%	40%	6.51%	--

Relative TSR against the Peer Group(2)	Jan/08 to Dec/10 (1)	At least the 25th Percentile	At least the 50th Percentile	At least the 75th Percentile	P52	--

Earnings per Share (“EPS”) (comparable) (3)	Cumulative Annual Results 2008 – 2010(4)	$6.27	$6.79	$7.33	$6.25	$6.92(5)

Funds Generated from Operations(3) per Share (“FGFOPS”) (proportionate consolidation method)	Cumulative Annual Results 2008 – 2010(4)	$14.58	$15.78	$17.04	$14.47	$16.07(5)

(1)             Results for TSR measures are based on the December 31, 2010 closing share price for TransCanada’s common shares of $37.99.

(2)             The Peer Group for measuring Relative TSR is comprised of a designated group of publicly-traded peers that is representative of investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.  The members of the Peer Group for this performance share unit grant included the following companies:

Canadian Utilities Inc. Dominion Resources DTE Energy Company Duke Energy Corporation El Paso Emera Inc.	Enbridge Inc. Entergy Corporation Exelon Corporation Fortis Inc. Sempra Corporation Southern Company	Southern Union Company Spectra Energy Corp. TransAlta Corporation Williams Companies, Inc. (The) Xcel Energy Inc.

(3)             Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

(4)             Targets for financial measures are set based on the sum total of annual objectives over the noted period.

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(5)             EPS and FGFOPS targets were set in 2008 based on common shares outstanding of 530 million.  Actual outcomes have been adjusted to account for additional equity issued during the 3-year period (i.e., actual total earnings and funds generated divided by adjusted weighted average shares outstanding).  The adjusted weighted average shares outstanding were as follows: 564 million in 2008, 577 million in 2009, and 578 million in 2010.

The Board also considered operational, growth and other performance of the Company for the three-year period.  In addition to the 2010 results outlined in the section entitled “Operational, Growth and Other Factors”, during the three year grant period the Board noted that the Company:

•                Was successful in its application to bring its Alberta System under National Energy Board jurisdiction, enabling the connection of northeast B.C. shale gas and other potential sources of supply to the Company’s existing pipeline systems and enhancing the long-term value of our Canadian pipelines.

•                Achieved a favorable outcome on its TQM system application to increase equity returns on that pipeline, setting a significant precedent for future returns on its Canadian gas pipelines.

•                Consolidated its U.S. Pipelines commercial functions in Houston in order to gain operational efficiencies and create a stronger and more effective presence in the U.S. pipeline business.

•                Completed the acquisition and integration of the 2,480 MW Ravenswood Generating Facility in New York City.

•                Completed construction of (under budget) and placed in-service the 550 megawatt Portlands Energy Centre, providing electricity to central Toronto.

•                Commenced construction activities on the Coolidge generating station in Arizona and the Guadalajara pipeline project in Mexico.

•                Was granted the license to advance the Alaska Pipeline project through an open season and entered a partnership with Exxon-Mobil to develop the project.

•                Successfully issued common and preferred equity to finance the company’s significant capital expansion program.

•                Continued to advance its industry leading position as a superior asset operator with break-through performance in safety and operations.

Based on its detailed review of the financial and other performance results, the Board determined that 67% of the outstanding units would vest for payment.  This vesting level represents performance that is below “target”, but above “threshold” level in accordance with the vesting guidelines described in more detail in footnote 1 to the table “Overview of Compensation Elements” above.  Specific weightings for the performance measures were not approved for the 2008 grant, however the Board took into consideration the weighting approved for the 2010 grants as shown below and evaluated the performance results as follows.(1)

47  TransCanada Corporation 2011 Management Proxy Circular

	PERFORMANCE MEASURE	WEIGHTING	PERFORMANCE RELATIVE TO TARGET	MULTIPLIER

Total Shareholder Return	• TransCanada’s absolute TSR did not reach the “threshold” (0% vesting level). • The relative TSR measure was at the “target” level (100% vesting level).	60%	0.50	0.30

Financial Measures

•   The EPS and FGFOPS results were below the threshold level on an as-reported basis, but were over the “target performance level” (or 100% vesting level) on an equity-adjusted basis.  Decisions were made to issue equity in late 2008 and mid-2009, primarily to fund the balance of the Company’s extensive capital program through the economic downturn and to purchase a larger interest in the Keystone oil pipeline.  These decisions were made in the best long-term interest of shareholders, however, the equity issuances had an immediate dilutive impact on earnings and FGFO per share.  On an absolute basis, the 3-year cumulative net income and FGFO targets were exceeded.

		25%	0.75	0.19

Operational, Growth and Other Business Considerations	• The Board considered that overall operational, growth and other business performance was between “target” and “maximum” during the 3-year term of the grant.	15%	1.2	0.18

		OVERALL MULTIPLIER:		0.67

(1)             Weightings and methodology consistent with that specified for the 2010 and 2011 ESU grants.

2011 Performance Share Unit Grant

The HR Committee and the Board approved a 2011 grant with the following performance measures for the three-year term and weightings for each category:

TransCanada Corporation 2011 Management Proxy Circular  48

Executive Officer Profiles

The following profiles for each Executive Officer provide:

•                  A summary of key performance accomplishments for 2010;

•                  The Total Direct Compensation awarded by the Board to each Executive Officer in 2011 for performance in 2010(1);

•                  Previous two-year awarded compensation history;

•                  The resulting pay-mix from 2011 compensation awards; and

•                  The share ownership status at year end.

(1)             This information is supplemental to, and not intended as a replacement for, the data which is required to be disclosed in the Summary Compensation Table.

49  TransCanada Corporation 2011 Management Proxy Circular

Russell (Russ) K. Girling
President & Chief Executive Officer

Key Performance Accomplishments in 2010
•	Seamless transition to the CEO role — continued to build stakeholder confidence in TransCanada.
•	Target achievement of overall corporate performance (see “Overall Corporate Performance”).
•	Extensive interactions with governments to advance key initiatives, including the Keystone U.S. Gulf Coast Expansion and the Alaska pipeline project.
•	Worked with pipeline customers at senior levels to develop long-term strategy for Canadian Mainline and attract northeast B.C. gas supply to TransCanada systems.
•	Reinforced TransCanada’s values, culture of discipline and strong leadership throughout the organization.

COMPENSATION	2011	2010*	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	1,100,000	1,000,000	800,000

VARIABLE
Annual Bonus(2)	1,100,000(3)	900,000	950,000
Performance Share Units(4)	2,700,000(6)	2,100,000	1,520,000
Stock Options(5)	900,000(6)	1,254,000	959,000

TOTAL DIRECT COMPENSATION	5,800,000	5,254,000	4,229,000
Change from previous year	+10%	+24%	-

*            In recognition of his promotion to President & Chief Executive Officer on July 1, 2010, the HR Committee and the Board increased Mr. Girling’s annual base salary rate to $1,000,000 and awarded him a special stock option grant on June 16, 2010 valued at $554,000.  As a result of these mid-year changes, Mr. Girling’s Total Direct Compensation value increased to $5,254,000.

2011 PAY MIX(7)

OWNERSHIP(8)		Minimum	Total Ownership	Total Ownership
	Minimum	Ownership	Value under the	as a Multiple of
	Ownership Level	Value ($)	Guidelines ($)	Base Salary
	4 x	4,000,000	$4,367,824	4.37 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The Board viewed 2010 as a transition year for Mr. Girling considering his mid-year appointment as CEO. The Board determined that his total short term incentive award would reflect his excellent progression and performance in this new role in the context of the overall corporate performance as well as relevant market data and that the CAF would not apply. The Board was very pleased with the transition and Mr. Girling's performance in his new role.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Girling was 327% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TransCanada Corporation 2011 Management Proxy Circular  50

Donald (Don) R. Marchand
Executive Vice-President & Chief Financial Officer

Key Performance Accomplishments in 2010
•	Target achievement of overall corporate objectives.
•	Seamless transition to the CFO role.
•	Successful financing of continuing capital expansion program while maintaining ‘A’ grade credit ratings.
•	Enhanced relationships with security holders.
•	Improvements in risk management measurement and reporting process.
•	Progress towards potential U.S. GAAP implementation in 2012.

COMPENSATION	2011	2010*	2009**
	($)	($)	($)
FIXED
Annual Base Salary(1)	410,000	370,000	270,000

VARIABLE
Annual Bonus(2)	299,250(3)	270,000	270,000
Performance Share Units(4)	525,000(6)	248,000	242,400
Stock Options(5)	175,000(6)	320,400	57,600

TOTAL DIRECT COMPENSATION	1,409,250	1,208,400	840,000
Change from previous year	+17%	+44%	-

*            In recognition of his promotion to Executive Vice-President & Chief Financial Officer on July 1, 2010, the HR Committee and the Board increased Mr. Marchand’s annual base salary rate to $370,000 and awarded him a special stock option grant on July 29, 2010 valued at $258,400.  As a result of these mid-year changes, Mr. Marchand’s Total Direct Compensation value increased to $1,208,400.

** Reflects Mr. Marchand’s compensation in his capacity as Vice-President, Finance & Treasurer.

2011 PAY MIX(7)

OWNERSHIP(8)		Minimum	Total Ownership	Total Ownership
	Minimum	Ownership	Value under the	as a Multiple of
	Ownership Level	Value ($)	Guidelines ($)	Base Salary
	2 x	740,000	758,676	2.05 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The Board viewed 2010 as a transition year for Mr. Marchand considering his mid-year appointment to the CFO role.  They determined that his total short-term incentive award should reflect progression in his new role and determined the award considering market data in that context.  The award is reflective of fully satisfactory performance and the CAF of 0.95 was applied.  The Board intends to determine the 2011 award for Mr. Marchand using his target of 65%, as outlined in the section entitled “Elements of Compensation — Variable/At-Risk Compensation”.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Marchand was 171% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

51  TransCanada Corporation 2011 Management Proxy Circular

Alexander (Alex) J. Pourbaix
President, Energy & Oil Pipelines

Key Performance Accomplishments in 2010
•	Target achievement of overall corporate objectives.
•	Strong financial performance considering the poor commodity price environment.
•	Improved performance on the Bruce restart project.
•	Favorable resolution of the Oakville power project cancellation.
•	Advanced oil pipeline development opportunities.
•	Significant reduction in business development and department operating costs.

COMPENSATION	2011	2010*	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	740,000	700,000	700,000

VARIABLE
Annual Bonus(2)	798,000(3)	740,000	900,000
Performance Share Units(4)	1,665,000(6)	1,500,000	1,520,000
Stock Options(5)	555,000(6)	649,600	480,000

TOTAL DIRECT COMPENSATION	3,758,000	3,589,600	3,600,000
Change from previous year	+5%	-0.3%	-

*            In recognition of his new role as President, Energy & Oil Pipelines on July 1, 2010, the HR Committee and the Board awarded him a special stock option grant on July 29, 2010 valued at $149,600.  As a result of these mid-year changes, Mr. Pourbaix’s Total Direct Compensation value increased to $3,589,600.

2011 PAY MIX(7)

OWNERSHIP(8)		Minimum	Total Ownership	Total Ownership
	Minimum	Ownership	Value under the	as a Multiple of
	Ownership Level	Value ($)	Guidelines ($)	Base Salary
	2 x	1,400,000	1,723,447	2.46 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)	The total short-term incentive award for 2010 performance was based upon Mr. Pourbaix’s target of 75%, CAF of 0.95 and Individual PAF of 1.6.
(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Pourbaix was 300% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TransCanada Corporation 2011 Management Proxy Circular  52

Gregory (Greg) A. Lohnes
President, Natural Gas Pipelines (Executive Vice-President & Chief Financial Officer to June 30, 2010)

Key Performance Accomplishments in 2010
•	Target achievement of overall corporate objectives.
•	Seamless transition to the President, Natural Gas Pipelines role.
•	Successful financing of ongoing capital expansion program while maintaining ‘A’ grade credit ratings.
•	Agreement reached with major stakeholders on Mainline tolls for 2011-2013 supported by a number of shippers.
•	Strong financial performance in Natural Gas pipelines.
•	Significant improvement in the market and financial performance of TC PipeLines, LP improving its potential as a viable financing vehicle for the Company.

COMPENSATION	2011	2010*	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	510,000	500,000	430,000

VARIABLE
Annual Bonus(2)	570,000(3)	600,000	550,000
Performance Share Units(4)	822,375(6)	615,000	584,000
Stock Options(5)	274,125(6)	354,600	216,000

TOTAL DIRECT COMPENSATION	2,176,500	2,069,600	1,780,000
Change from previous year	+5%	+16%	-

*            In recognition of his new role as President, Natural Gas Pipelines on July 1, 2010, the HR Committee and the Board increased Mr. Lohnes’s annual base salary rate to $500,000 and awarded him a special stock option grant on July 29, 2010 valued at $149,600.  As a result of these mid-year changes, Mr. Lohnes’s Total Direct Compensation value increased to $2,069,600.

2011 PAY MIX(7)

OWNERSHIP(8)		Minimum	Total Ownership	Total Ownership
	Minimum	Ownership	Value under the	as a Multiple of
	Ownership Level	Value ($)	Guidelines ($)	Base Salary
	2 x	1,000,000	1,230,974	2.46 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The total short-term incentive award for 2010 performance was based upon Mr. Lohnes’ target of 65%, CAF of 0.95 and Individual PAF of 1.8.  The calculated amount of $555,750 was adjusted upward to $570,000.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Lohnes was 215% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

53  TransCanada Corporation 2011 Management Proxy Circular

Donald (Don) M. Wishart
Executive Vice-President, Operations and Major Projects

Key Performance Accomplishments in 2010
•	Target achievement of overall corporate objectives.
•	Completed and placed into service $6 billion of capital projects on time and under budget.
•	Top quartile safety, efficiency and reliability performance.
•	Significant cost reductions throughout operations and support functions.

COMPENSATION	2011	2010	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	600,000	600,000	550,000

VARIABLE
Annual Bonus(2)	641,250(3)	650,000	600,000
Performance Share Units(4)	1,125,000(6)	1,087,500	1,014,000
Stock Options(5)	375,000(6)	362,500	336,000

TOTAL DIRECT COMPENSATION	2,741,250	2,700,000	2,500,000
Change from previous year	+2%	+8%	-

2011 PAY MIX(7)

OWNERSHIP(8)		Minimum	Total Ownership	Total Ownership
	Minimum	Ownership	Value under the	as a Multiple of
	Ownership Level	Value ($)	Guidelines ($)	Base Salary
	2 x	1,200,000	3,432,391	5.72 x

(1)	The annual base salary rate as at March 1, 2011, April 1, 2010, and April 1, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The total short-term incentive award for 2010 performance was based upon Mr. Wishart’s target of 65%, CAF of 0.95 and Individual PAF of 1.7.  The calculated amount of $629,850 was adjusted upward to $641,250.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Wishart was 250% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TransCanada Corporation 2011 Management Proxy Circular  54

PERFORMANCE GRAPH

The following chart compares TransCanada’s five-year cumulative TSR to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 2005 in TransCanada’s common shares). The TSR analysis is superimposed on the aggregate Total Direct Compensation value awarded to the Executive Officers pursuant to the noted year.

As discussed throughout this section, the Board considers a number of performance measures when determining compensation for the Executive Officers.  Although TSR is one performance measure that is considered, it is not the only measure taken into account in executive compensation deliberations.  As a result, a direct correlation between TSR over a given period and executive compensation levels is not necessarily anticipated.  However, in the longer-term, the Executive Officers’ realized compensation is directly impacted by TransCanada’s share price as a significant portion of Total Direct Compensation is equity-based.

	Dec. 31, 2005 ($)	Dec. 31, 2006 ($)	Dec. 31, 2007 ($)	Dec. 31, 2008 ($)	Dec. 31, 2009 ($)	Dec. 31, 2010 ($)	Compound Annual Growth (%)
TransCanada	100.0	114.9	118.6	100.7	115.2	126.4	4.8%
TSX	100.0	117.3	128.8	86.3	116.5	137.0	6.5%

*                    Aggregate TDC awarded to Executive Officers pursuant to 2010 excludes Mr. Kvisle, who retired from the Company effective September 1, 2010.

55  TransCanada Corporation 2011 Management Proxy Circular

EXECUTIVE COMPENSATION TABLES

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are generally delivered from compensation plans and programs that are described in detail under the section above entitled “Compensation Discussion and Analysis” or from retirement arrangements reported under the section below entitled “Pension and Retirement Benefits” in this Proxy Circular.

The Executive Officers also serve as executive officers of TCPL.  An aggregate remuneration is paid for service as an executive officer of TransCanada and TCPL.  Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL in accordance with a management services agreement between the two companies.

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation received by the Executive Officers during or for the 2010, 2009, and 2008 financial years:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(6) ($)	Share- based Awards(7) ($)	Option- based Awards(8) ($)	Annual Incentive Plans(9) ($)	Long- term Incentive Plans(10) ($)	Pension Value(11) ($)	All Other Compensation(12) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
R.K. Girling	2010	900,006	2,100,000	1,254,000	1,100,000	59,650	1,451,000	76,693	6,941,349
President & Chief Executive Officer(1)	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	7,250	5,111,756
	2008	682,506	1,500,000	500,000	950,000	396,000	352,000	6,796	4,387,302
D.R. Marchand	2010	320,004	248,000	320,400	299,250	30,560	639,000	3,075	1,860,289
Executive Vice-President & Chief Financial Officer(2)	2009	270,000	242,400	57,600	270,000	101,910	0	8,412	950,322
	2008	265,002	240,000	60,000	270,000	113,760	92,000	10,334	1,051,096
A.J. Pourbaix	2010	700,008	1,500,000	649,600	798,000	81,200	62,000	60,000	3,850,808
President, Energy & Oil Pipelines(3)	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866
	2008	682,506	1,500,000	500,000	900,000	255,600	343,000	66,796	4,247,902
G.A. Lohnes	2010	465,006	615,000	354,600	570,000	40,125	414,000	4,563	2,463,294
President, Natural Gas Pipelines(4)	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258
	2008	415,008	547,500	182,500	550,000	79,200	349,000	110,682	2,233,890
D.M. Wishart	2010	587,502	1,087,500	362,500	641,250	43,750	280,000	26,875	3,029,377
Executive Vice-President, Operations & Major Projects	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758
	2008	537,507	900,000	300,000	600,000	180,000	277,000	26,354	2,820,861
H.N. Kvisle	2010	833,336	3,000,000	1,000,000	1,116,073	196,875	(58,000)	8,333	6,096,617
(Retired) President & Chief Executive Officer(5)	2009	1,250,004	3,040,000	960,000	1,650,000	628,875	157,000	12,500	7,698,379
	2008	1,237,503	3,000,000	1,000,000	1,850,000	702,000	753,000	12,354	8,554,857

(1)

Mr. Girling was appointed President & Chief Executive Officer on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Chief Operating Officer.

(2)

Mr. Marchand was appointed Executive Vice-President & Chief Financial Officer on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Vice-President, Finance & Treasurer.

(3)

Mr. Pourbaix was appointed President, Energy & Oil Pipelines on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as President, Energy & Executive Vice-President, Corporate Development.

TransCanada Corporation 2011 Management Proxy Circular  56

(4)

Mr. Lohnes was appointed President, Natural Gas Pipelines on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Executive Vice-President & Chief Financial Officer.

(5)

Mr. Kvisle retired from the Company effective September 1, 2010. More information regarding Mr. Kvisle’s retirement provisions is in the section entitled “Termination and Change of Control Benefits – Retired President & Chief Executive Officer Compensation”.

(6)	This column reflects actual base salary earnings during the noted financial year.

(7)

This column shows the total compensation value that was awarded as performance share units. The number of share units awarded is created by taking the value noted and dividing it by the valuation price at the time of grant, namely $35.77 for 2010, $32.98 for 2009, and $39.87 for 2008. The valuation price is based on the volume-weighted average closing price of TransCanada’s common shares during the five trading days immediately prior to and including the grant date.

(8)

This column shows the total compensation value of stock options awarded to the Executive Officers during each of the financial years noted. The exercise price represents the closing market price of TransCanada common shares on the TSX for the trading day immediately prior to the award date of the option. The exercise price of stock options granted to executives during the annual stock option granting process was $35.08 in 2010, $31.97 in 2009, and $39.75 in 2008. Additional information regarding the stock option valuation methodology is included in the section entitled “Stock Option Valuation” below.

In conjunction with his appointment to President & Chief Executive Officer on July 1, 2010, the Board awarded Mr. Girling a special grant of 100,000 stock options on June 16, 2010 valued at $554,000 with an exercise price of $36.90.  Additionally, in conjunction with their appointments on July 1, 2010, the Board awarded special grants of stock options on July 29, 2010 with an exercise price of $36.26 to Messrs. Marchand, Pourbaix and Lohnes as follows:

o                  Mr. Marchand – 47,500 stock options valued at $258,400;

o                  Mr. Pourbaix – 27,500 stock options valued at $149,600; and

o                  Mr. Lohnes – 27,500 stock options valued at $149,600.

In conjunction with his appointment to Chief Operating Officer, on September 14, 2009, the Board awarded Mr. Girling a special grant of 100,000 stock options valued at $479,000 with an exercise price of $31.93. This grant was in addition to the grant of 100,000 stock options valued at $480,000 that Mr. Girling received earlier in the year during the annual stock option granting process.

(9)

Amounts referred to in this column are paid as annual cash bonuses and are attributable to the noted financial year. These payments are generally made by March 15 in the year that follows the financial year.

(10)

This column contains the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The Board determined an annual unit value of $1.07 per unit for 2010, $1.29 per unit for 2009, and $1.44 per unit for 2008 be awarded for all outstanding units held under the plan. Included in the amounts reported for Messrs. Girling, Marchand, Pourbaix, Wishart and Kvisle is a reduction of $58,050, $9,030, $25,800, $25,800 and $116,100 respectively, to offset an unintended overpayment of the 2009 accrual paid in 2010. Further information regarding this plan is provided in the section entitled “Non-equity Long-term Incentive Plan”, below.

(11)

This column includes the annual compensatory value from the defined benefit pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2010, plus compensation changes that were higher or lower than the salary assumption, and plan changes. Further explanation regarding the plan can be found in the section entitled “Pension and Retirement Benefits - Defined Benefit Pension Plan” below.

(12)	The value in this column includes all other compensation not reported in any other column of the table for each of the Executive Officers and includes the following:

•

The perquisites values for each Executive Officer for all financial years listed are less than $50,000 and 10% of total salary and, as such, are not included in this column. For information, the average annual value for perquisites provided to the Executive Officers in 2010 was $29,825 or 5.4% of total salary. All perquisites provided to the Executive Officers have a direct cost to the Company and are valued on this basis.

•

Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company (“Great Lakes”) until September 1, 2006. Included in this column is a one-time special tax-protected cash payment of $200,000 made to Mr. Lohnes as part of his repatriation to Canada. This value was paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The 2008 installment disclosed above includes a tax reimbursement of $41,557. Mr. Lohnes also received a tax reimbursement of $41,557 for 2007 and $44,754 in 2006.

•

Included in this column are payments made to Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Pourbaix – $60,000 for 2010, $57,000 for 2009, and $60,000 for 2008; and Mr. Wishart – $21,000 for each of 2010, 2009 and 2008.

	•	TransCanada’s contributions under the Employee Stock Savings Plan made on behalf of the Executive Officer for the noted financial year is included in this column, specifically:

o                  Mr. Girling – $9,000 for 2010, $7,250 for 2009 and $6,796 for 2008;

o                  Mr. Marchand – $3,075 for 2010, $2,700 for 2009 and $2,642 for 2008;

o                  Mr. Pourbaix – $1,458 for 2009 and $6,796 for 2008;

o                  Mr. Lohnes – $4,563 for 2010, $4,300 for 2009 and $4,125 for 2008;

o                  Mr. Wishart – $5,875 for 2010, $5,500 for 2009 and $5,354 for 2008; and

o                  Mr. Kvisle – $8,333 for 2010, $12,500 for 2009 and $12,354 for 2008.

57  TransCanada Corporation 2011 Management Proxy Circular

•

Included in this column is the value of payments made in a particular financial year where an Executive Officer elected to receive a cash payment in lieu of vacation entitlement from the previous year, specifically: Mr. Girling – $67,693 for 2010; Mr. Marchand –$5,712 for 2009 and $7,693 for 2008.

Stock Option Valuation

The value disclosed in column (e) in the Summary Compensation Table, above, reflects the HR Committee’s view of the grant date fair value of the stock option award.  One month prior to each annual stock option grant, Towers Watson provides a binomial value for the upcoming grant based on their Expected Life Lattice Methodology which considers, among other things, the underlying share volatility, yield, as well as the vesting period and term of the option grant.  The HR Committee uses the higher of this binomial value or a “floor-value” of 15% of the exercise price to determine the value of each stock option for compensation purposes.

The following is a summary of the binomial value, floor value and the final compensation value underlying the amounts noted for the stock option grants in 2010, 2009 and 2008:

Grant Date	Exercise Price	Binomial Value from Towers Watson	Floor Value(1)	Compensation Value per Stock Option(2)
29-Jul-10	$36.26	$2.61	$5.44	$5.44
16-Jun-10	$36.90	$2.66	$5.54	$5.54
26-Feb-10	$35.08	$2.32	$5.26	$5.26
14-Sep-09(3)	$31.93	n/a	$4.79	$4.79
23-Feb-09	$31.97	$3.29	$4.80	$4.80
25-Feb-08	$39.75	$3.99	$5.96	$5.96

(1)

With the assistance of the Consultant, the HR Committee sets a floor value after considering a range of valuation approaches and assumptions, and ultimately uses their discretion to arrive at a grant date fair value they deem to be fair and reasonable for compensation purposes. The floor value was set at 15% of the exercise price for 2008, 2009 and 2010.

(2)	The compensation value for each stock option awarded under the grant is the higher of the binomial value from Towers Watson and the noted floor value.

(3)	The HR Committee did not request a valuation from Towers Watson and applied the 15% floor value for this special grant to Mr. Girling.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $6.04 per stock option for 2010, $5.48 per stock option for 2009, and $3.97 per stock option for 2008.  The accounting value for the special stock option grant on July 29, 2010 was $4.04, $4.63 for the grant on June 16, 2010 and $5.65 for the grant on September 14, 2009.

Non-equity Long-term Incentive Plan

The values contained in column (f2) in the Summary Compensation Table, above, reflect the value awarded from a grandfathered dividend-value plan under which grants are no longer made.  Although no longer considered part of the current executive compensation program, annual awards on outstanding units from this plan continue to be made and disclosed as compensation for the Executive Officers.  Prior to the discontinuance of grants under the plan in 2003, one unit from the dividend-value plan was granted in tandem with each granted stock option and expired ten years from the date of grant.

Each dividend-value plan unit provides the holder with the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value is equal to the dividends declared on one TransCanada common share in a given year.  For 2010, the Board determined that $1.07 per unit (or 67% of the total declared dividend value in 2010) was to be awarded for all outstanding units held under the dividend-value plan.

An accrual for grants made in 1999 was included in the 2010 dividend-value plan payment for certain Executive Officers in error.  The last accrual for the 1999 units should have been in 2009.  As a result, the 2010 accrual payment will be reduced by the 2009 overpayment of $1.29 per unit.  The annual unit value awarded for 2010 net of the 2009 correction is disclosed in column (f2) in the Summary Compensation Table above and will be paid to each Executive Officer as a separate payment in March 2011.

TransCanada Corporation 2011 Management Proxy Circular  58

INCENTIVE PLAN AWARDS – OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table outlines all option-based and share-based awards previously awarded to the Executive Officers that are outstanding at the end of the most recently completed financial year.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested(2)	Market or Payout Value of Share-based Awards that have not Vested(3)
Name	(#)	($)	Date	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
R.K. Girling	65,000	21.43	25-Feb-2012	1,076,400	110,730	2,103,311
	60,000	30.09	28-Feb-2012	474,000
	90,000	35.23	27-Feb-2013	248,400
	100,000	33.08	12-Jun-2013	491,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0
	100,000	31.97	23-Feb-2016	602,000
	100,000	31.93	14-Sep-2016	606,000
	133,080	35.08	26-Feb-2017	387,263
	100,000	36.90	16-Jun-2017	109,000
D.R. Marchand	20,000	30.09	28-Feb-2012	158,000	15,147	287,716
	14,000	35.23	27-Feb-2013	38,640
	15,000	33.08	12-Jun-2013	73,650
	13,368	38.10	22-Feb-2014	0
	10,063	39.75	25-Feb-2015	0
	12,000	31.97	23-Feb-2016	72,240
	11,787	35.08	26-Feb-2017	34,300
	47,500	36.26	29-Jul-2017	82,175
A.J. Pourbaix	60,000	30.09	28-Feb-2012	474,000	93,388	1,773,902
	90,000	35.23	27-Feb-2013	248,400
	100,000	33.08	12-Jun-2013	491,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0
	100,000	31.97	23-Feb-2016	602,000
	95,057	35.08	26-Feb-2017	276,616
	27,500	36.26	29-Jul-2017	47,575
G.A. Lohnes	10,500	30.09	28-Feb-2012	82,950	36,999	702,790
	14,000	35.23	27-Feb-2013	38,640
	50,000	33.08	12-Jun-2013	245,500
	35,990	38.10	22-Feb-2014	0
	30,608	39.75	25-Feb-2015	0
	45,000	31.97	23-Feb-2016	270,900
	38,973	35.08	26-Feb-2017	113,411
	27,500	36.26	29-Jul-2017	47,575

59  TransCanada Corporation 2011 Management Proxy Circular

D.M. Wishart	30,000	21.43	25-Feb-2012	496,800	64,810	1,231,057
	40,000	30.09	28-Feb-2012	316,000
	55,000	35.23	27-Feb-2013	151,800
	64,267	38.10	22-Feb-2014	0
	50,314	39.75	25-Feb-2015	0
	70,000	31.97	23-Feb-2016	421,400
	68,916	35.08	26-Feb-2017	200,546
H.N. Kvisle(4)	165,000	26.85	23-Feb-2011	1,838,100	100,066(6)	1,900,760(6)
	150,000	21.43	25-Feb-2012	2,484,000
	160,000	30.09	28-Feb-2012	1,264,000
	250,000	35.23	27-Feb-2013	690,000
	202,442	38.10	1-Sep-2013(5)	0
	167,715	39.75	1-Sep-2013(5)	0
	200,000	31.97	1-Sep-2013(5)	1,204,000
	190,114	35.08	1-Sep-2013(5)	553,232

(1)

Calculated on outstanding vested and unvested stock options and based on the difference between the noted exercise price for the stock options and the 2010 year-end closing price on the TSX for common shares of $37.99. For stock options where the exercise price is higher than the year-end closing price, a zero value is noted.

(2)	The number of units includes the original grant amount plus units earned during the term as a result of dividend value reinvestment on all outstanding performance share units as at December 31, 2010.

(3)

The plan under which performance share units are granted uses three-year performance objectives which can only be measured at the conclusion of the term. The values noted in this column represent the minimum payout value from the plan that is greater than zero. This minimum payout value is calculated by taking 50% of the total units reported in column (f) and multiplying those by the 2010 year-end closing price on the TSX for common shares of $37.99.

(4)

Mr. Kvisle retired from the Company effective September 1, 2010, however the values reported reflect all option-based and share-based awards previously awarded that were outstanding as at December 31, 2010.

(5)

Since Mr. Kvisle was age 55 on the Retirement Date (as defined below), the retirement provisions of the Stock Option Plan apply such that all outstanding unvested stock options immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date).

(6)

The values noted reflect the number of units and payout value for Mr. Kvisle’s 2009 grant of performance share units. Mr. Kvisle received a pro-rated cash payment of $2,000,000 for his 2010 grant of performance share units. This payment is included in the section entitled “Incentive Plan Awards – Value Vested During the Year” below.

INCENTIVE PLAN AWARDS – VALUE VESTED DURING THE YEAR

The following table outlines the aggregate value of all option-based and share-based awards previously made to the Executive Officers that vested during the most recently completed financial year.  It also includes the aggregate value from non-equity incentive plan awards that were earned by the Executive Officers during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
(a)	(b)	(c)	(d)
R.K. Girling	308,664	1,104,633	1,159,650
D.R. Marchand	11,840	176,741	329,810
A.J. Pourbaix	98,666	1,104,633	879,200
G.A. Lohnes	44,400	403,191	610,125
D.M. Wishart	69,066	662,780	685,000
H.N. Kvisle	1,559,700	4,209,267(4)	1,312,948

(1)

Column (b) represents the aggregate dollar value that would have been realized by the Executive Officers if stock options had been exercised on the vesting date. Where the share price on the vesting date is lower than the exercise price of the stock options a zero value is noted. Further details on this value are noted below in the section entitled “Option-based Awards - Value Vested During the Year”.

TransCanada Corporation 2011 Management Proxy Circular  60

(2)

The value noted in column (c) is the amount paid to the Executive Officers upon the vesting of the 2008 performance share units. Further details are noted below in the section entitled “Share-based Awards - Value Vested During the Year”.

(3)

The value noted in column (d) is the aggregate value from both the annual cash bonus payment and the dividend-value plan annual payment that are attributable to this financial year. The annual cash bonus value is denoted in column (f1) entitled “Annual Incentive Plans” while the dividend-value plan payment is denoted in column (f2) entitled “Long-term Incentive Plans” in the Summary Compensation Table above.

(4)

The value noted comprises $2,209,267 paid to Mr. Kvisle upon the vesting of his 2008 performance share units plus his pro-rated cash payment of $2,000,000 for his 2010 grant of performance share units.

Option-based Awards – Value Vested During the Year

The value noted in column (b) of the Value Vested During the Year table, above, is the aggregate value from outstanding stock options that vested during the financial year.  The value represents the total dollar value that would have been realized if the stock options had been exercised on the vesting date.  The following table provides grant-by-grant details on the calculation of this total value:

Supplemental Table – Value of Outstanding Options Calculated at Vesting

Name	Grant Date	Total Number of Securities Under Options Granted (#)	Option Exercise Price ($)	Number of Options that Vested from the Grant during the Financial Year(1) (#)	Share Price on Vesting Date(2) ($)	Value at Vesting ($)
R.K. Girling	14-Sep-09	100,000	31.93	33,333	38.23	209,998
	23-Feb-09	100,000	31.97	33,333	34.93	98,666
	25-Feb-08	83,857	39.75	27,953	35.08	0
	22-Feb-07	107,326	38.10	35,775	34.65	0
D.R. Marchand	23-Feb-09	12,000	31.97	4,000	34.93	11,840
	25-Feb-08	10,063	39.75	3,355	35.08	0
	22-Feb-07	13,368	38.10	4,456	34.65	0
A.J. Pourbaix	23-Feb-09	100,000	31.97	33,333	34.93	98,666
	25-Feb-08	83,857	39.75	27,953	35.08	0
	22-Feb-07	107,326	38.10	35,775	34.65	0
G.A. Lohnes	23-Feb-09	45,000	31.97	15,000	34.93	44,400
	25-Feb-08	30,608	39.75	10,202	35.08	0
	22-Feb-07	35,990	38.10	11,997	34.65	0
D.M. Wishart	23-Feb-09	70,000	31.97	23,333	34.93	69,066
	25-Feb-08	50,314	39.75	16,772	35.08	0
	22-Feb-07	64,267	38.10	21,422	34.65	0
H.N. Kvisle(3)	26-Feb-10	190,114	35.08	190,114	38.01	557,034
	23-Feb-09	200,000	31.97	66,667 / 133,333	34.93 / 38.01	1,002,666
	25-Feb-08	167,715	39.75	55,905 / 55,905	35.08 / 38.01	0
	22-Feb-07	202,442	38.10	67,481	34.65	0

(1)	Stock options vest one-third on each anniversary of the grant date for a period of three years.

(2)	The share price noted is the closing price for TransCanada common shares on the TSX on the vesting date or the first trading day following that date.

(3)

As at Mr. Kvisle’s Retirement Date, all outstanding unvested stock options were immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date). Outstanding unvested stock options that were immediately vested on September 1, 2010 were as follows:

61  TransCanada Corporation 2011 Management Proxy Circular

Grant Date	Number of Stock Options Immediately Vested
26-Feb-10	190,114 (all tranches)
23-Feb-09	133,333 (2nd and 3rd tranches)
25-Feb-08	55,905 (3rd tranche)

The share price noted is the closing share price for TransCanada common shares on the TSX of $38.01 on September 1, 2010.

Supplemental Table – Aggregate Option Exercises during 2010

The following table outlines, for each Executive Officer,

•                  The number of stock options, if any, exercised during the year ended December 31, 2010; and

•                  The aggregate value realized upon exercise.

	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
R.K. Girling	60,000	649,531
D.R. Marchand	10,667	101,448
A.J. Pourbaix	60,000	601,265
D.M. Wishart	75,000	1,152,762
H.N. Kvisle(1)	42,500	837,250

(1)	Aggregate value realized for Mr. Kvisle reflects all stock options exercised in the financial year ended 2010.

All stock options that were exercised during the year ended December 31, 2010 would have expired in February 2011.

Share-based Awards – Value Vested During the Year

The value noted in column (c) of the Value Vested During the Year table above is the amount paid to the Executive Officers upon the vesting of the 2008 grant of performance share units.  The noted value in this table is calculated as follows:

(1)

The number of units includes the original grant amount plus units earned during the term as a result of dividend value reinvestment on all outstanding performance share units throughout the grant term.

(2)	The valuation price equals the volume-weighted average trading price of TransCanada’s common shares during the five trading days immediately prior to and including the vesting date.

(3)	The final dividend value is the dividend per common share declared as of December 31 of the vesting year but which has not been paid at the vesting date.

For information, the following table provides detail on the calculation of the performance share unit payment value that is noted in column (c) of the Value Vested During the Year table.

TransCanada Corporation 2011 Management Proxy Circular  62

Supplemental Table – Payment Value of 2008 Performance Share Unit Grant

Name	Vesting Date	Total Units at Vesting (1) (#)	Value of Total Units at Vesting (2) ($)	Value of Final Dividend (3) ($)	Performance Multiplier(4)	Total Payment Value (5) ($)
(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
R.K. Girling	31-Dec-10	42,558	1,631,683	17,023	67%	1,104,633
D.R. Marchand	31-Dec-10	6,809	261,069	2,724		176,741
A.J. Pourbaix	31-Dec-10	42,558	1,631,683	17,023		1,104,633
G.A. Lohnes	31-Dec-10	15,534	595,565	6,214		403,191
D.M. Wishart	31-Dec-10	25,535	979,010	10,214		662,780
H.N. Kvisle	31-Dec-10	85,117	3,263,367	34,047		2,209,267

(1)	The total units at vesting include those units from the original grant and those from dividend reinvestment activity up to September 30, 2010.

(2)	Units noted in column (iii) were valued at $38.34 per unit based on the five day volume-weighted closing price of TransCanada’s common shares on the TSX at December 31, 2010.

(3)	The value noted is the declared dividend for fourth quarter 2010 of $0.40 multiplied by the number of units noted in column (iii).

(4)	Based on the HR Committee and the Board’s assessment of the performance achieved against objectives, 67% of all units vested for payment as of the vesting date noted.

(5)

The value in this column represents the sum of the values from columns (iv) and (v) multiplied by the percentage in column (vi). This value will be paid to the Executive Officers and all other plan participants in March 2011.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) is the only compensation arrangement under which equity securities of TransCanada have been authorized for issuance.  Stock options are granted to executive-level employees of TransCanada as approved by the HR Committee.  The value of stock option grants to the CEO and Executive Officers is approved by the Board as part of the Total Direct Compensation approval process.

Key information regarding the Stock Option Plan is set forth below:

•                 The Stock Option Plan was first approved by shareholders in 1995;

•                 A maximum of 34,000,000 TransCanada common shares have been reserved for issuance under the Plan since its inception in 1995; this represents 4.86% of common shares issued and outstanding as at February 18, 2011.  As at February 18, 2011, there were approximately:

o                 8,962,955 common shares issuable upon the exercise of outstanding stock options; this represents 1.3%of issued and outstanding common shares;

o                 4,385,224 common shares remaining available for issuance; this represents 0.6% of issued and outstanding common shares;

o                 20,610,071 common shares issued upon the exercise of stock options, representing 2.9% of issued and outstanding common shares;

•                 The exercise price of a stock option is the closing market price of a common share of TransCanada on the TSX on the last trading day immediately preceding the grant date of the stock option;

•                 Stock options granted after January 1, 2003 vest one-third on each of the following three anniversaries of the grant date and have a seven year term;

•                 Stock options granted before January 1, 2003 vest one-quarter on each of the following four anniversaries of the grant date and have a 10 year term;

•                 If the expiry date of a stock option (i) does not fall during an open trading window or (ii) falls during the first five days of an open trading window, the expiry date of such stock option is extended for a total period of ten business days during the subsequent open trading window;

63  TransCanada Corporation 2011 Management Proxy Circular

•                 Stock options cannot be transferred or assigned by participants, however, a personal representative is permitted to exercise stock options on behalf of the option holder in the case of death of an option holder or if an option holder is unable to manage his or her affairs; and

•                 The exercise prices for unexercised issued stock options range from $18.01 to $39.75, with expiry dates ranging from February 27, 2011 to February 18, 2018.

The following table provides information relating to stock option grants as a percentage of outstanding common shares of the Company for the noted years.

Effective Date	Total Number of Shares Outstanding (A)	Total Number of Options Outstanding (B)	Options Out- standing as a Percentage of Shares Outstanding (B / A)	Total Options Granted During Year (C)	Grant as a Percentage of Shares Outstanding (C / A)
Dec. 31, 2008	616,471,000	8,501,007	1.38%	871,733	0.14%
Dec.31, 2009	684,359,000	8,287,499	1.21%	1,190,925	0.17%
Dec. 31, 2010	696,229,000	8,409,695	1.21%	1,366,872	0.20%
Feb. 18, 2011(1)	699,231,371	8,962,955	1.28%	946,018	0.14%

(1)     Reflects 2011 figures as at February 18, 2011.

Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of stock options granted in that fiscal year.  Additionally, the number of common shares that may be reserved for issuance to insiders, or issued to insiders within any one year period, under all of TransCanada’s security based compensation arrangements cannot exceed 10% of TransCanada’s issued and outstanding common shares.  Other than these plan provisions, there are no additional restrictions on the number of stock options that may be granted to insiders.

The HR Committee has the authority to suspend or discontinue the Stock Option Plan at any time without shareholder approval.  Management does not have a right to amend, suspend or discontinue the Stock Option Plan.  The HR Committee may also make certain amendments to the plan or any stock option grant without shareholder approval, including such items as correcting any ambiguity, error or omission in the plan, changing the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date.  No amendments can be made to the Stock Option Plan that adversely affect the rights of any option holder regarding any previously granted stock options without the consent of the option holder.

The Stock Option Plan also provides that certain amendments be approved by the shareholders of TransCanada as provided by the rules of the TSX.  Among other things, shareholder approval is required to increase the number of shares available for issuance under the Stock Option Plan, to lower the exercise price of a previously granted option, to cancel and reissue an option and to extend the expiry date of an option beyond its original expiry date.

In the event of a change of control, the HR Committee has discretion to accept or reject an agreement with the acquiring entity relating to the unvested stock options.  Should the HR Committee reject such an agreement, there is accelerate vesting of the outstanding unvested stock options.

The following table outlines the action prescribed for grants under the Stock Option Plan.  Unless a stock option expires earlier, as outlined below, stock options expire on the seventh anniversary of the date of the grant.

TransCanada Corporation 2011 Management Proxy Circular  64

Event	Action

Death	All outstanding stock options vest and become exercisable as at the date of death and may be exercised no later than the first anniversary of the date of death.

Resignation

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited. No stock options vest after the last day of active employment.

Retirement

All outstanding stock options vest and become exercisable as at the date of retirement and the participant may exercise these, and all other vested and exercisable stock options until the earlier of the expiry date or three years past the date of retirement.

Termination without cause

The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No stock options vest during the notice period.

Termination for cause

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited. No stock options vest after the last day of active employment.

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the stock option plan, the weighted average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the stock option plan, all as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	8,409,695	$32.57	4,960,708

Equity compensation plans not approved by security holders	Nil	Nil	Nil

TOTAL	8,409,695	$32.57	4,960,708

PENSION AND RETIREMENT BENEFITS

TransCanada’s retirement program allows new employees and existing employees with less than ten years of service with TransCanada the choice to either participate permanently in the defined benefit pension plan or receive an annual Company contribution to the Company sponsored savings plan.  Once an employee has ten years of service with the Company, participation in the defined benefit pension plan is mandatory.  Eligible employees who elect to participate in the savings plan will receive a Company contribution equal to 7% of base salary plus 7% of annual incentive compensation paid (up to a set percentage).  Savings plan participants will have a choice annually between the defined benefit plan and the savings plan until they choose the defined benefit plan or they have ten years of service with the Company, whichever comes first.  Savings plan participants do not accrue Credited Service (defined below) for the defined benefit plan while participating in the savings plan and are not entitled to carry over benefits accrued under the savings plan into the defined benefit pension plan.

All of the Executive Officers participate in the defined benefit pension plan.

Defined Benefit Pension Plan

The defined benefit pension plan consists of a registered pension plan and a supplemental pension plan for eligible employees.

65	TransCanada Corporation 2011 Management Proxy Circular

Registered Pension Plan

All of TransCanada’s Canadian employees with ten years of service and those with less than ten years of service who have elected to participate in the defined benefit pension plan (the “Pension Plan Employees”), including the Executive Officers, participate in the registered pension plan, which is solely a non-contributory defined benefit pension plan.  Employees may make optional pension contributions to an enhancement account to purchase ancillary or “add-on” defined benefit pension benefits within the registered pension plan.

The normal retirement age under TransCanada’s registered pension plan is age 60 or any age between 55 and 60 where the sum of an employee’s age and continuous service equals 85.  Employees are eligible to retire ten years prior to the normal retirement age (age 50), but the benefit payable is subject to early retirement reduction factors.  For early retirement between ages 55 and 60, the reduction applied is 4.8 per cent for each year from the earlier of 85 points or age 60, and for retirement before age 55 the reduction applied is an actuarial equivalent from age 55.  The defined benefit plan is integrated with Canada/Québec Pension Plan benefits.

The benefit calculation below provides the annual pension payable at normal retirement:

1.25% of an employee’s Highest Average Earnings(1) up to the Final Average(2) YMPE(3)	plus	1.75% of an employee’s Highest Average Earnings above the Final Average YMPE	multiplied by	Credited Service(4)

(1)             “Highest Average Earnings” means the average of an employee’s best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. “Pensionable Earnings” means an employee’s base salary plus the annual cash bonus up to a pre-established maximum amount expressed as a percentage of base salary (100% for CEO and 60% for Executive Officers) as outlined in the plan text for the defined benefit pension plan.  Pensionable Earnings do not include any other forms of compensation.

(2)             “Final Average YMPE” means the average of the Year’s Maximum Pensionable Earnings in effect for the latest calendar year from which earnings are included in an employee’s Highest Average Earnings calculation plus the two previous years.

(3)             “YMPE” means Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

(4)    “Credited Service” means the employee’s years of credited pensionable service in the defined benefit pension plan.

Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,552 for each year of Credited Service, with the result that benefits cannot be earned in the registered pension plan on compensation above approximately $160,000 per annum.

Supplemental Pension Plan

All of the Pension Plan Employees, including the Executive Officers, who have Pensionable Earnings over the Income Tax Act (Canada) ceiling of approximately $160,000 per year, participate in the Company’s non-contributory defined benefit supplemental pension plan.  Approximately 500 employees currently participate in the supplemental pension plan.

The defined benefit pension plan uses a hold harmless approach, where the maximum amount allowable under the Income Tax Act (Canada) will be paid from the registered pension plan and the remainder is paid from the supplemental pension plan.  The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada).  Subject to the Board’s approval, contributions to the fund are based on an annual actuarial valuation of the supplemental pension plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.  The annual pension benefit under the supplemental pension plan is equal to 1.75% multiplied by the employee’s Credited Service, multiplied by the amount by which such employee’s Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and is recognized under the defined benefit pension plan.

Generally, neither the registered pension plan nor the supplemental pension plan provide for the recognition of past service. However, pursuant to the provisions of the supplemental pension plan, the HR Committee has previously exercised its discretion to grant additional years of Credited Service to executive employees.  See the footnotes to the table below entitled “Defined Benefit Pension Plan Table” for a summary of when the HR Committee has exercised this discretion, and why it was considered appropriate.

All Pension Plan Employees, including the Executive Officers, will receive the following normal form of pension:

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•                 In respect of Credited Service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the employee’s designated joint annuitant; and

•                 In respect of Credited Service on and after January 1, 1990, upon retirement, a monthly pension as described above for married employees or, for unmarried employees, a monthly pension payable for life with payments to the employee’s estate guaranteed for the balance of ten years if the employee dies within ten years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.  Forms of optional pension payment include: increasing the percentage of the pension value that continues after death, adding a guarantee period to the pension and, under the registered pension plan only, transferring the lump sum commuted value of the pension to a locked-in retirement account up to certain limits.

Accrued Pension Obligations

As at December 31, 2010, TransCanada’s accrued obligation for the supplemental pension plan was approximately $217.2 million.  The 2010 current service costs and interest costs of the supplemental pension plan were approximately $4.1 and $11.5 million, respectively, for a total of $15.6 million.  The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 22 (Employee Future Benefits) of the Notes to TransCanada’s 2010 Consolidated Financial Statements which are available on the Company’s website at www.transcanada.com and filed on SEDAR at www.sedar.com.

Defined Benefit Pension Plan Table

		Annual Benefits Payable (c)
Name (a)	Number of Years of Credited Service (b)	At Year End(4) ($) (c1)	At Age 65(5) ($) (c2)	Accrued Obligation Start of Year(6) ($) (d)	Compensatory Change(7) ($) (e)	Non- Compensatory Change(8) ($) (f)	Accrued Obligation at Year End(6) ($) (g)

R.K. Girling(1)	15.00	317,000	673,000	3,282,000	1,451,000	699,000	5,432,000

D.R. Marchand	16.92	107,000	212,000	1,025,000	639,000	232,000	1,896,000

A.J. Pourbaix(1)	15.00	276,000	645,000	2,412,000	62,000	432,000	2,906,000

G.A. Lohnes(2)	17.33	202,000	325,000	2,156,000	414,000	323,000	2,893,000

D.M. Wishart	13.59	204,000	338,000	2,276,000	280,000	406,000	2,962,000

H.N. Kvisle(3)	21.00	785,000	785,000	10,380,000	(58,000)	2,626,000	12,948,000

(1)             In 2004, the HR Committee approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional Credited Service in recognition of their high potential and to retain their services into the future.  Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each received an additional three years of Credited Service on that date which are to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)             Mr. Lohnes continued to accrue Credited Service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006.  Pensionable Earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount as outlined in the plan text for the defined benefit pension plan.

(3)             In 2002, due to Mr. Kvisle’s promotion to CEO, the HR Committee approved an arrangement to grant Mr. Kvisle additional Credited Service in recognition of his accomplishments to date and to retain his services into the future.  The arrangement resulted in him receiving five years of additional Credited Service in 2004 on his fifth anniversary date with TransCanada.  In addition, for each year after 2004, until and including 2009, Mr. Kvisle was granted one additional year of Credited Service on the date of the anniversary of his employment.  All such additional service will not exceed ten additional years of Credited Service and is to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(4)             Column (c1) shows the annual lifetime benefit and is based on the years of Credited Service in column (b) and the actual Pensionable Earnings history as of December 31, 2010.

(5)             Column (c2) shows the annual lifetime benefit at age 65 based on the years of Credited Service at age 65 and the actual Pensionable Earnings history as of December 31, 2010.

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(6)             The accrued obligation is the reported value of the pension obligations at December 31, 2009, shown in column (d), and December 31, 2010, shown in column (g), using actuarial assumptions and methods that are consistent with those used for calculating pension obligations as disclosed in TransCanada’s 2010 Consolidated Financial Statements.  As the assumptions reflect TransCanada’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(7)             Column (e) shows the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2010, plus compensation changes that were higher or lower than the salary assumption, and plan changes.

(8)             Column (f) shows the non-compensatory change in the accrued obligation and includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Separation Arrangements

Separation agreements with the Executive Officers (each, a “Separation Agreement”) outline the terms and conditions applicable in the event of an Executive Officer’s separation from TransCanada due to retirement, termination (with or without cause), resignation, disability or death.  The following table summarizes the material terms and provisions that apply under the noted separation events (excluding a Change of Control):

TYPE OF COMPENSATION		SEPARATION EVENT
	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT(3)	DEATH

Base Salary	Payments cease	Severance allowance includes a lump-sum payment of annual base salary as of the separation date multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease

Annual Bonus: Year of Separation	Not paid(5)	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date	Not paid(5)	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date

Annual Bonus: Future Consideration	Not paid	A value based on the Average Bonus(6) multiplied by the notice period(3)	Not paid	Not paid	Not paid

Performance Share Units(7)	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis

Stock Options	Vested stock options must be exercised by the earlier of the expiry of the stock options or six months from the separation date; no stock options vest after the last day of employment	Vested stock options must be exercised by the earlier of the expiry of the stock options or six months from the separation date; no stock options vest after the last day of employment(8)	Vested stock options must be exercised by the earlier of the expiry of the stock options or six months from the separation date; no stock options vest after the last day of employment	All outstanding stock options vest and must be exercised by the earlier of the expiry of the stock options or three years from the separation date(9)	All outstanding stock options vest and must be exercised by the earlier of the expiry of the stock options or the first anniversary of death(9)

TransCanada Corporation 2011 Management Proxy Circular	68

TYPE OF COMPENSATION		SEPARATION EVENT
	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT(3)	DEATH
Benefits	Coverage ceases or, if eligible, Retiree Benefits(10) commence	Coverage continues during notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period(4) for Retiree Benefits(10)	Coverage ceases or, if eligible, Retiree Benefits(10) commence	Retiree Benefits(10) commence	Coverage ceases or, if eligible, Retiree Benefits(10) commence for a designated beneficiary

Pension	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit(11)	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit

Perquisites	Payments cease	A lump-sum cash payment equal to the monthly corporate cost of the perquisite package multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease

Other	---	Outplacement services	---	---	---

(1)             Includes voluntary resignation but does not include resignation as a result of constructive dismissal.

(2)             Includes treatment afforded to an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.

(3)             If the Executive Officer becomes eligible for long-term disability and the Company terminates the employment of the Executive Officer, the terms and provisions noted for retirement will apply.

(4)             The notice period is two years for all Executive Officers including the CEO.

(5)             Annul bonus is not paid except in the discretion of the Board.

(6)             The Average Bonus is equal to the average of the annual bonus amounts paid to the Executive Officer for the three years preceding the separation date.

(7)             Reflects the terms and provisions that generally apply under the noted separation events, however, under the ESU Plan pursuant to which performance share units are granted to executives, the HR Committee has the discretion to determine the treatment of unvested units on a case-by-case basis for executives subject to a Separation Agreement.

(8)             The stock option provisions noted pertain to stock options granted after January 1, 2007.  For stock options granted prior to that date, in the event of a not for cause termination, the stock options continue to vest during the notice period and must be exercised by the earlier of the expiry of the stock options or the end of the notice period.

(9)             The stock option provisions noted pertain to stock options granted after January 1, 2003.  For stock options granted prior to that date, all outstanding stock options vest at the date of Retirement or Death and must be exercised by the expiry date.

(10)       All employees are eligible for Retiree Benefits if, at the separation date, they are age 55 or over with 10 or more years of continuous service. These benefits include:

•              A health spending account which can be used to pay for eligible health and dental expenses and/or to purchase private health insurance;

•              A security plan, which provides a safety net in case of significant medical expenses; and

•              Life insurance, which provides a death benefit of $10,000 to a designated beneficiary.

All other coverage, including the employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums, end at the date of separation.

(11)       Credited Service for the applicable notice period is provided at the end of the notice period.

TransCanada may elect to require Executive Officers to comply with a non-competition provision in the Separation Agreements for a period of 12 months from the Executive Officer’s separation date.  If TransCanada makes this election, a payment will be made to the Executive Officer of an amount equal to the annual base salary as of the separation date plus the Average Bonus.

Retired President & Chief Executive Officer Compensation

Mr. Kvisle retired from TransCanada effective September 1, 2010 (the “Retirement Date”) and the Board approved the details of Mr. Kvisle’s retirement provisions.

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While some of the Company’s compensation plans are prescriptive at retirement, several are not and require the discretion of the Board.  The Board had several principles in mind as it approached the discretionary areas:

1.	To capture Mr. Kvisle’s experience and external relationships, both national and international, for the benefit of the Company during a transition period following his retirement;
2.	To ensure that the appropriate ‘non compete’ provisions were in place;
3.	To require that a significant portion of the medium-term incentive units be paid out based on actual Company performance over the next two years and not on grant price;
4.	To require Mr. Kvisle to hold a significant share position for a period beyond retirement; and
5.	To align treatment with shareholder interests.

With these principles in mind, the Board resolved to provide the following for Mr. Kvisle:

Consulting Agreement, Equity Hold Period and Non-Competition

The Board and Mr. Kvisle agreed that the Company will have access to Mr. Kvisle through a consulting agreement for up to an average of six working days per month from September 1, 2010 through to December 31, 2011 (96 days in the aggregate).  The Company will pay a total consulting fee of $270,000.  The consulting fee was determined based on the compensation paid to TransCanada’s Board members over the same period as they offer a similar time commitment and contribution to the Company.

As described above under the section entitled “Separation Arrangements”, pursuant to the terms of the Separation Agreement, TransCanada had the option to require Mr. Kvisle to comply with a non-competition provision for a period of 12 months from his separation date in return for a payment of approximately $3 million. The Company elected not to require Mr. Kvisle to comply with the non-competition provision under the Separation Agreement and as a result, the related payment was not made.

However, Mr. Kvisle agreed to a non-competition provision in the consulting agreement for the 16 month term detailed above.  No additional remuneration was given to Mr. Kvisle under the provisions of the consulting agreement, however, the Board awarded Mr. Kvisle a cash payment of $2,000,000 under the 2010 performance share units.

Finally, under the terms of the agreement, Mr. Kvisle is required to maintain beneficial ownership of the Company which reflects a fair market value of at least $3,750,000 until December 31, 2011.

Base Salary

For 2010 up until the Retirement Date, Mr. Kvisle’s annual salary remained at $1,250,004.

Short-term Incentive

In accordance with the retirement provisions under Mr. Kvisle’s Separation Agreement, Mr. Kvisle received an incentive compensation award for 2010 of $1,116,073. This amount is equal to the average of the annual bonus amounts paid to Mr. Kvisle for 2007, 2008 and 2009, pro-rated by the number of days in 2010 prior to the Retirement Date.

Medium-term Incentive (75% of Combined Medium-term and Long-term Incentive Compensation)

As at the Retirement Date, Mr. Kvisle had outstanding and unvested performance share units from grants made in 2008, 2009 and 2010. In accordance with the terms of the ESU Plan, the HR Committee has discretion to determine the treatment of performance share units upon a mid-year separation for executives who are parties to a Separation Agreement:

•                  The HR Committee and the Board determined that the outstanding 2008 and 2009 performance share units totaling $6,040,000 at the time of grant would continue to mature and be paid out in accordance with the ESU Plan based on actual Company performance over the term of the units.  As described in the section entitled “Share-based Awards – Value Vested During the Year”, the HR Committee and the Board determined that 67% of the outstanding units under the 2008 performance share unit grant would vest for payment, resulting in a payment to Mr. Kvisle of $2,209,267 and;

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•                  For the outstanding 2010 performance share units, a pro-rated cash payment of $2,000,000 was made on the initial grant value of $3,000,000 and was calculated giving credit for participation in 2010 and 2011, reflecting the term of the consulting agreement. The payment effectively amounts to a 67% vesting of Mr. Kvisle’s 2010 performance share units.

The Board believes that the above treatment accomplishes:

•                  Alignment with the Company’s actual performance, the vast majority of which was put in motion under Mr. Kvisle’s leadership; and

•                  Alignment with shareholder interests through the normal vesting of 2008 and 2009 performance share units after Mr. Kvisle’s retirement based on meeting the performance criteria under the ESU Plan.

Long-term Incentive (25% of Combined Medium-term and Long-term Incentive Compensation)

As at the Retirement Date, Mr. Kvisle had 1,527,771 outstanding stock options (vested and unvested).  Since Mr. Kvisle was age 55 on the Retirement Date, the retirement provisions of the Stock Option Plan applied such that all outstanding unvested stock options immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date).

Non-Equity Long-term Incentive

As Mr. Kvisle retired and was over the age of 55, he will continue to receive the annual value, as determined by the Board in its discretion, from the dividend-value plan up to the normal expiry date of the outstanding units under the plan.  This program was suspended in 2002, with no further grants made under the plan.  Units previously granted are eligible for accruals in 2011 after which time no further accruals will be made.  For 2010, Mr. Kvisle’s payout amount under the plan was $196,875.  Included in this amount is a reduction of $116,100 to offset an unintended overpayment of the 2009 accrual paid in 2010.  Further information regarding this plan is provided in the section entitled “Non-equity Long-term Incentive Plan”.

Benefits and Pension

Mr. Kvisle will receive benefits and pension in accordance with the provisions of the respective Retiree Benefit and pension plans which apply to all employees of the Company.  As of his Retirement Date, an annual lifetime benefit of $784,625 was payable from TransCanada’s registered and supplemental pension plans.

Perquisites

As at the Retirement Date, all perquisites ceased with the exception of parking privileges which continued until December 31, 2010 (estimated value of $1,831).

Change of Control Arrangements

Under the Separation Agreements, a change of control is defined as including (but is not limited to) another entity becoming the beneficial owner of more than 20% of the voting shares of TransCanada or more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

The following table summarizes the terms and provisions applicable to Executive Officers under the Separation Agreements in the event of a change of control.

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Performance Share Units

If the Executive Officer’s separation date as a result of termination without cause, is within two years of a change of control, all unvested performance share units are deemed vested and are paid out as a single, lump-sum cash payment.

Stock Options

Following a change of control, there is an acceleration of stock option vesting. If, for any reason, the Company is unable to implement this vesting acceleration (e.g., the Company’s shares cease to trade), the Company will pay the Executive Officer a cash payment. This payment would be equal to the net amount of compensation the Executive Officer would have received if he had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

Pension

If the Executive Officer’s separation date is within two years of a change of control, a pensionable service credit for the applicable notice period is provided at the date of separation rather than at the end of the notice period.

Separation Payments

The following table provides a summary of the incremental payments that would have been made to the Executive Officers under the noted separation events with and without a deemed change of control. All payments are calculated assuming the date of separation was and, if applicable, a change of control occurred on December 31, 2010. The disclosed values represent payments made pursuant to the terms of the Separation Agreements and do not include certain values that would be provided under normal course, specifically the value of any stock option vesting that occurs as part of normal employment, the value of pension benefits normally provided following resignation or the value of Retiree Benefits.

	WITHOUT A CHANGE OF CONTROL			WITH A CHANGE OF CONTROL
Name	Payment Made in the Event of Termination with Cause(1) ($)	Payment Made in the Event of Termination Without Cause(2)(3) ($)	Payment Made in the Event of Retirement or Death ($)	Payment Made in the Event of Termination Without Cause Following a Change of Control(3)(4) ($)
(a)	(b)	(c)	(e)	(g)
R.K. Girling(5)	0	8,088,488	5,041,851	11,966,423
D.R. Marchand(6)	0	2,104,850	839,875	2,612,011
A.J. Pourbaix	0	6,951,888	4,195,777	9,781,925
G.A. Lohnes	0	3,992,470	1,887,828	5,187,052
D.M. Wishart	0	5,124,737	2,786,132	7,149,439

(1)	Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation without constructive dismissal.
(2)	Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.
(3)

In the event TransCanada elects to require an Executive Officer to comply with a non-competition provision as contained in the Separation Agreements, the Executive Officers would receive the following additional compensatory lump-sum payments:

	•	Mr. Girling – $1,916,675;
	•	Mr. Marchand – $623,341;
	•	Mr. Pourbaix – $1,546,675;
	•	Mr. Lohnes – $1,046,671; and
	•	Mr. Wishart – $1,200,000.
(4)

Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal where the separation date is within two years from the date of the change of control.

(5)

Mr. Girling currently has a separation agreement with respect to his previous position on the Executive Leadership Team (“ELT”). It is anticipated that in 2011, Mr. Girling’s separation agreement will be revised to reflect his position as CEO. The values denoted are based on his current separation agreement.

(6)

Mr. Marchand does not currently have a separation agreement. It is anticipated that in 2011, he will enter into a separation agreement containing substantially the same terms as the other Executive Officers. The values denoted are based on that assumption.

The aggregate value of perquisites for each Executive Officer is less than $50,000 or 10% of salary and as such, has been excluded from the separation payment calculations.  As applicable to the provisions for certain separation events, the values from share-based compensation incorporate the following assumptions:

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•                  Applicable payments from outstanding performance share unit grants inclusive of additional units from dividend reinvestment up to and including the last quarter of 2010, the valuation price of $38.34 which is the five-day volume-weighted average closing share price on the TSX of TransCanada’s common shares as of December 31, 2010 and the performance multiplier as determined by the HR Committee and the Board; and

•                  Applicable payments include any incremental gain due to the accelerated vesting of stock options.  The value reflects the difference between the exercise price and the 2010 year-end closing price on the TSX for common shares of $37.99.

The HR Committee annually reviews severance payment amounts for each of the Executive Officers as calculated under the Separation Agreements.  The data provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and without a deemed change of control as well as the additional payment that could be made under the non-competition provision.

73	TransCanada Corporation 2011 Management Proxy Circular

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, or former executive officer or director of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada or any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TransCanada has purchased, at its expense, Directors’ and Officers’ Liability Insurance with a policy limit of US$200 million in the aggregate, subject to a deductible in respect of corporate reimbursement of US$5 million for each loss and an additional policy limit of US$25 million for non-indemnifiable losses only. Generally, under this insurance, TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada.  For the year ended December 31, 2010, the total annual premium in respect of such insurance was US$1,803,680 which was paid entirely by TransCanada.

ADDITIONAL INFORMATION

Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Canada Business Corporations Act.

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada’s Corporate Secretary at 450 First Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company’s financial statements, MD&A and corporate governance related materials at www.transcanada.com.

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CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

Chair of the Board of Directors

TransCanada Corporation

450 First Street S.W.

Calgary, Alberta

T2P 5H1

DIRECTORS’ APPROVAL

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

Donald J. DeGrandis

Vice-President and Corporate Secretary

Dated at Calgary, Alberta

February 14, 2011

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SCHEDULE “A”

ADVISORY VOTE ON EXECUTIVE COMPENSATION RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the “Company”) that:

1.                  On an advisory basis and not to diminish the role and responsibilities of the Company’s Board of Directors, the shareholders of the Company accept the Company’s approach to executive compensation disclosed in the Company’s Management Proxy Circular dated February 14, 2011.

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SCHEDULE “B”

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TransCanada’s management are committed to the highest standards of corporate governance. TransCanada’s corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the New York Stock Exchange (“NYSE”) and of the U.S. Securities and Exchange Commission (“SEC”) applicable to foreign private issuers. As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA’s National Instrument 52-110, Audit Committees (“Canadian Audit Committee Rules”); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Canadian Governance Guidelines”). At TransCanada, we believe that the principal objective in directing and managing the company’s business and affairs is promoting the best interests of TransCanada in a manner that will ultimately maximize long-term shareholder value and enhance stakeholder relations. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company’s corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada’s Board. The Board is charged with making this determination based on the annual review conducted by the Governance Committee. The Board is currently comprised of 13 directors, of whom 12 (92%) were determined by the Board in 2011 to be independent directors. Twelve nominees are being put forward for election at the Meeting, 11 (92%) of whom are independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of “independent” in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conform to the applicable rules of the SEC and the NYSE. The Board has determined that none of the nominees for director, with the exception of Mr. Girling, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada.  Mr. Girling, as the President and CEO of TransCanada, is not independent.

The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director’s ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas or crude oil on TransCanada’s pipeline systems, TransCanada as a regulated carrier in Canada and the United States cannot deny transportation service to a credit worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors which includes directors from the oil and gas producer and shipper community.  The Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

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All reporting issuers of which the nominees are presently directors are set out in the table in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors” under the headings “Other Public Board Directorships” and “Other Public Board Committee Memberships”.

In 2010, independent directors of the Board met separately before and after every regularly scheduled and special meeting. There were eight regularly scheduled meetings and one special meeting during 2010. In addition, all of the directors are available to meet with management as required.

Mr. Jackson has served as the non-executive Chair of TransCanada since April 30, 2005. He has also acted as chair person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

During 2010, all directors demonstrated a strong commitment to their roles and responsibilities.  The overall attendance rate was 97% at Board meetings and an average of 97% at committee meetings.  Of the three director absences from the Board and committee meetings, two were health related.  Specific attendance statistics are set out with each director’s biography in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors”.

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada’s strategy and business interests and the Board is responsible for the approval of TransCanada’s strategic plan. In addition, the Board receives reports from management on TransCanada’s operational and financial performance. The Board had eight scheduled meetings in 2010. Special meetings are held from time to time as required; there was one special meeting of the Board in 2010. There were also two strategic issue sessions and one full-day strategic planning session of the Board held in 2010.  In addition, the Audit Committee and Board held an IFRS training session conducted by management and KPMG.

The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Charter of the Board of Directors addresses Board composition and organization, and the Board’s duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations, including the ability to use independent advisors as necessary. The charter is available on TransCanada’s website at www.transcanada.com and is attached to this Proxy Circular as Schedule “C”.

The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a Nasdaq listed master limited partnership.

Charters have been adopted for each of the committees outlining their principal responsibilities. The Board and each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. The Board and each committee is responsible to update its respective charter. All charters are available on TransCanada’s website at www.transcanada.com.

Position Descriptions

The Board has developed written position descriptions for its chair, the chair of each of the Board committees and for the CEO. The responsibilities of each committee chair are set out in each respective committee’s Charter. The written position descriptions and the committee charters are available on TransCanada’s website at www.transcanada.com.

The Human Resources Committee and the Board annually review and approve the CEO’s personal performance objectives and review with him his performance against the previous year’s objectives. The Human Resources Committee’s compensation discussion and analysis can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

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Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors’ manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of the Board and committee charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information which provides both background information and an outline of the principle business issues, a session on corporate strategy, are provided opportunities to visit TransCanada’s facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. New directors also meet with the Vice President, Strategy who provides an overview of the different areas of operation within TransCanada and identifies key areas of interest to the individual director.  Briefing sessions are also held for new committee members, as appropriate. The directors’ manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director’s individual needs and expressed areas of interest.  Examples of past activities and visits include a power marketing and trading floor tour and discussions with the Western power group business leaders, a visit to the Bruce Power site in Kincardine, Ontario, a tour of ANR Pipeline Company’s Gulf of Mexico Facilities, a tour of the pipeline operations control room and a tour of the Ravenswood generating station in Queens, New York.

Senior management as well as external experts make presentations to the Board and to its committees periodically on various business related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TransCanada operating facilities and project sites on an annual basis. In 2010, directors participated in a site visit of a crude oil gathering and distribution facility in Hardisty, Alberta, the starting point of the Keystone oil pipeline, and a tour of in-situ oil sands operations in MacKay River, Alberta.  Directors also held a summit in Houston, Texas in September of 2010 which included a site visit to an oil pumping station and a section of the new Keystone Cushing extension in Kansas.  Ongoing director education also includes strategic issues sessions, of which three were held in 2010. Topics for the strategic issues sessions, and locations for site visits are determined by the Governance Committee annually based on current issues, corporate objectives and director input.  TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education where appropriate. For further detail regarding director education in 2010, refer to “2010 Director Education” in this Proxy Circular.  All Canadian directors are members of the Canadian Institute of Corporate Directors, which provides many opportunities for director education.

Board Access to Senior Management

Board members have complete access to the Company’s management, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business and operations.  The Board encourages senior management to include key managers in Board meetings who can share their expertise on matters before the Board.  This also enables the Board to gain exposure to key managers with future potential in the Company.

Ethical Business Conduct

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirms TransCanada’s commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board’s strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada’s Corporate Governance Guidelines are available on TransCanada’s website at www.transcanada.com.

The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TransCanada has adopted a code of business ethics for its employees which also applies to its CEO, Chief Financial Officer and Controller, all of which are certified on an annual basis. Compliance with the Company’s various codes is monitored by the Audit Committee and reported to the Board. Any waiver of the codes of business ethics by executive officers or directors must be approved by the Board or appropriate committee and disclosed.  There have been no material departures from the code in 2010. TransCanada’s code of business ethics may be viewed on TransCanada’s website at www.transcanada.com.

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Director Succession Planning and Nomination

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide TransCanada’s long-term strategy and ongoing business operations. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

The Governance Committee regularly assesses the skill set of current Board members against a list of potentially desirable skills and experience to be sought when recruiting new directors to the Board.  The Governance Committee periodically reviews a summary of the director retirement schedule based on the mandatory retirement age, and considers this along with a director skills matrix and the structure of committees of the Board.  The Governance Committee is currently engaged in considering the skills and expertise of Board and committee members who will be retiring in the coming years, and reviewing its priorities for potential candidates for Board membership to replace retiring members.  The committee has also retained a third party search company to assist in reviewing and selecting appropriate candidates for consideration by the Board.  Further information relating to director skills and succession planning can be found in this Proxy Circular under the heading “Director Skills and Succession Planning”.

The Board has determined that no person shall stand for election or re-election to the Board if he or she attains the age of 70 years on or before the date of the annual meeting held in relation to the election of directors; provided however, that if a director attains the age of 70 before serving a full seven consecutive years on the Board, that director may stand for re-election, upon the recommendation of the Board each year until that director has served a full seven years on the Board.

Further information relating to the Governance Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Governance Committee”.

Compensation

The Governance Committee, which is composed entirely of independent directors, reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Watson provides an annual report on directors’ compensation paid by comparable companies to facilitate the Governance Committee’s review of director compensation. Directors may receive their annual retainer, committee and/or chair fees and travel fees in the form of cash and/or Deferred Share Units. With the exception of Mr. Girling, who follows the Share Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related Deferred Share Units of TransCanada. Directors have a maximum of five years from the time they join the Board to reach this level of share ownership. The value of ownership levels is recalibrated when the annual cash retainer is increased.

The Human Resources Committee, which is composed entirely of independent directors, is accountable on behalf of the Board to consider the compensation programs and the constituent elements for all executive officers including the CEO and after consideration to recommend to the Board the remuneration package for the CEO and the Executive Leadership Team which includes all Named Executive Officers. The Human Resources Committee reviews and recommends to the Board the executive compensation disclosure to be included in the Proxy Circular. The process the Human Resources Committee uses for these determinations can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Human Resources Committee”.

Information relating to compensation consulting services provided by Towers Watson during the 2010 financial year can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

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Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters”.

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire and/or in-person interview is utilized as part of this process. Currently the committee has determined that in person interviews conducted by the Chair with each member of the Board individually is the most effective way in which members individual views can be reviewed by the full Board.  The Chair conducts the interviews based on a series of questions provided by the Governance Committee and distributed to all members.

The annual assessment examines the effectiveness of the Board as a whole, and of each committee, and solicits input on areas of potential vulnerability or areas that members believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees. The annual assessment also includes questions regarding personal and peer individual performance. Each committee also conducts an annual self-assessment.

When utilized, responses from the annual questionnaire are compiled by the Corporate Secretary and provided to the Chair, and responses from the in-person interviews are compiled by the Chair.  Results are distributed to directors and discussed at the Board.

Formal interviews with each member of TransCanada’s executive leadership team are carried out annually by the Chair. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair’s performance. Each of these assessments are reported annually to the full Board.  The Governance Committee monitors and discusses external assessments of Board governance and regularly monitors the literature on evolving best practice in corporate governance.

Financial Literacy of Directors

The Board has determined that all of the members of its Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada’s financial statements.

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes “withheld” than “for” that director’s election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada’s by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada’s Corporate Governance Guidelines which are published on its website at www.transcanada.com.

Management and CEO Succession

The HR Committee has the responsibility to oversee the succession planning process for the senior executive officers and report to the Board on its findings.  The succession plan for the CEO is led by the HR Committee and is reviewed and discussed with the Board.  For the senior executive officers, the CEO prepares an overview of each executive officer role including the skills and expertise necessary to properly discharge the responsibilities of the role.  For current incumbents, areas of strength are reviewed and development plans prepared to ensure satisfactory on-going performance.  Potential

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future candidates for senior executive officer positions are identified.  Each candidate’s skills and experience are analyzed against the skills necessary for promotion to a particular senior executive officer position.  Further development opportunities are identified for each candidate which include additional or varied management experience, training, development and educational opportunities.

The role summary for each of the senior executive officer positions and an assessment of the performance and competencies of incumbent executives and potential successors are reviewed with the HR Committee and the Board at least annually.  The CEO’s succession planning process continues over several years for those executive officers who are considered as having the potential to progress to that role.  The process includes an on-going analysis of the performance, skills and experience as well as an assessment of personal attributes and characteristics which are considered necessary for the position.

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SCHEDULE “C”

CHARTER OF THE BOARD OF DIRECTORS

I.                     INTRODUCTION

A.              The Board’s primary responsibility is to foster the long-term success of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.                The Board of Directors has plenary power.  Any responsibility not delegated to management or a committee of the Board remains with the Board.  This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.                 COMPOSITION AND BOARD ORGANIZATION

A.              Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.                The Board must be comprised of a majority of members who have been determined by the Board to be independent.  A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.                Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.               Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board.  The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.             DUTIES AND RESPONSIBILITIES

A.                Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  Certain of the legal obligations of the Board are described in detail in Section IV.  Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

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B.                Management and Human Resources

The Board has the responsibility for:

i)

the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	approving a position description for the CEO;

iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)	approving decisions relating to senior management, including the:

	a)	appointment and discharge of officers of the Company and members of the senior executive leadership team;

	b)	compensation and benefits for members of the senior executive leadership team;

	c)	acceptance of outside directorships on public companies by senior executive officers (other than not-for-profit organizations);

	d)	annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

e)

employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material[1] impact on the Company or its basic human resource and compensation policies.

v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)	approving certain matters relating to all employees, including:

	a)	the annual salary policy/program for employees;

	b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

	c)	Canadian pension fund investment guidelines and the appointment of pension fund managers; and

	d)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C. Strategy and Plans

The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

ii)	approve capital commitment and expenditure budgets and related operating plans;

iii)	approve financial and operating objectives used in determining compensation;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)	approve material divestitures and acquisitions; and

vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in

1  For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation.  The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

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light of changing circumstances.

D.                Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	monitor operational and financial results;

iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

iv)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

v)	declare dividends;

vi)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)	recommend appointment of external auditors and approve auditors’ fees;

viii)	approve banking resolutions and significant changes in banking relationships;

ix)	approve appointments, or material changes in relationships with corporate trustees;

x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)	approve spending authority guidelines; and

xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

E.                  Business and Risk Management

The Board has the responsibility to:

i)

take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)	review reports on capital commitments and expenditures relative to approved budgets;

iii)	review operating and financial performance relative to budgets or objectives;

iv)

receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

v)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.                  Policies and Procedures

The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

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iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.                Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.             GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.              The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to committees of the Board or to management

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